                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                      AMENDMENT NO.1 TO SCHEDULE TO-I/13E-3

                             (Rules 13e-3 and 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            CURTIS INTERNATIONAL LTD.
                       (Name of Subject Company (Issuer))

                            CURTIS INTERNATIONAL LTD.

                                  Aaron Herzog
                                  Jacob Herzog

                            (Names of Filing Persons)


                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   231461 10 4
                      (CUSIP Number of Class of Securities)

                                  Aaron Herzog
                             Chief Executive Officer
                                315 Attwell Drive
                           Etobicoke, Ontario M9W 5C1
                                 (416) 674-2123
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Arthus S. Marcus, Esq.
                        Gersten, Savage & Kaplowitz, LLP
                              101 East 52nd Street
                            New York, New York 10022
                                  (212)752-9700

                            CALCULATION OF FILING FEE
                            -------------------------
                 Transaction valuation*      Amount of filing fee**
                     $1,460,116                  $292.02
                 ----------------------      --------------------

* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, no par value, of Curtis International Ltd. not currently owned by the principal shareholders and primary officers of Curtis International Ltd. at a purchase price of $0.80 per share, net to the seller in cash, without interest. This calculation also assumes that the holders of the 1,825,145 shares of common stock tendered for hereby will agree to sell such shares.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $292.02          Filing party: Curtis International Ltd.
Form or Registration No.: SC TO-I/13E-3  Date filed: May 4, 2001


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
|X| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

                             INTRODUCTORY STATEMENT


      This amendment (the "Amendment") to the Schedule TO-I/13E-3 (the "Statement") supplements the Tender Offer and Going Private Transaction Statement on Schedule TO-I/13E-3 filed on May 4, 2001 relating to the tender offer by Curtis International Ltd., an Ontario corporation (the "Company" or the "Issuer," as appropriate), to purchase all its outstanding shares of common stock, no par value per share (the "Common Shares"), not currently held by Aaron and Jacob Herzog, the principal shareholders and primary officers of the Company, the A&E Herzog Family Trust and the Herzog Family Trust (collectively, the "Herzog Group") to be followed by the Company's going-private transaction (the "Transaction"). The Herzog Group owns approximately sixty-seven percent (67%) of the issued and outstanding Common Shares. The Common Shares are tendered for pursuant to the tender offer (the "Tender Offer") at a purchase price of $0.80 per Common Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2001 and the Amendment thereof dated May 30, 2001 (collectively, the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (A)(1) and in the related Letter of Transmittal, previously filed as Exhibit (A)(4) to the Offer to Purchase (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless otherwise specifically stated, all monetary figures refer to US Dollars.


      The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.


The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.


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(a) Name and Address. The name of the Company is Curtis International Ltd., which is the issuer of the Common Shares subject to the Tender Offer. The Company's principal executive offices are located at 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1. The telephone number for the Company is (416) 674-2123. Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning Curtis International Ltd.," which information is incorporated herein by reference.


(b) Securities. The securities which are the subject of the Tender Offer consist of the Company's common stock, no par value (the "Common Shares"). As of April 30, 2001, there were 5,263,245 Common Shares outstanding, of which the Herzog Group owns 3,548,000. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "INTRODUCTION," which information is incorporated herein by reference.

(c) Trading Market and Price. The Common Shares are traded in the Nasdaq Small Cap Market under the symbol "CURT." Trading in the Common Shares has been limited and sporadic. The Common Shares are not listed for trading on any exchange. Reference is made to the information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "THE OFFER--5. Price Range of the Common Shares; Dividends," which information is incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.


(a) Name and Address. This is an offer tendered by the Company. The address of the Company is 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1. The information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning Curtis International Ltd." is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.


The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "SPECIAL FACTORS --2. Purpose and Fairness of the Offer," "SPECIAL FACTORS-- 3. Interests of Certain Persons in the Offer," "SPECIAL FACTORS-4. Material Federal Income Tax Consequences," "SPECIAL FACTORS - 8. Certain Effects of the Transaction," "THE OFFER--1. Terms of the Offer," "THE OFFER--2. Acceptance for Payment and Payment," "THE OFFER--3. Procedures for Accepting the Offer and Tendering the Common Shares," "THE OFFER--4. Withdrawal Rights," "THE OFFER--8. Conditions to the Offer" and "THE OFFER--9. Legal Matters" is incorporated herein by reference.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


(e) Agreements involving the subject company's securities. Aaron Herzog, the President and Chief Executive Officer of the Company, Jacob Herzog, its Principal Accounting Officer, Treasurer and Secretary, the A&E Herzog Family Trust and the Herzog Family Trust collectively own approximately sixty-seven percent (67%) of the Common Shares. While the members of the Herzog Group have executed no formal agreement with respect to the Tender Offer in particular, the members of the Herzog Group are parties to a voting agreement specifying that they will vote their shares together.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


(a) Purposes. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" and "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(b) Use of Securities. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-8. Certain Effects of the Transaction" is incorporated herein by reference.



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(c) Plans. The information set forth in the Offer to Purchase under the captions
"SPECIAL FACTORS--1. Operating History; Payment of Dividends and Redemption of Common Shares Uncertain", "SPECIAL FACTORS--2. Purpose and Fairness of the
Offer" and "SPECIAL FACTORS-8. Certain Effects of the Transaction" is incorporated herein by reference.


ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


(a) Source of Funds. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-5. Financing of the Offer" is incorporated herein by reference.


(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. See Item 8 (b) below.


(b) Securities Transactions. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-3. Interests of Certain Persons in the Offer", "SPECIAL FACTORS-6. Beneficial Ownership of the Common Shares", "SPECIAL FACTORS-7. Transactions and Arrangements Concerning the Common Shares" and "THE OFFER--7. Certain Information Concerning Curtis International Ltd." is incorporated herein by reference.


ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.


(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the captions "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.


ITEM 10. FINANCIAL STATEMENTS.

The financial statements contained in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on March 27, 2000, the Form 10 K/A filed with the Commission on October 20, 2000 and the Company's Quarterly Reports on Form 10-Q filed with the Commission on January 16, 2001 and April 16, 2001 are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

      (1) None other than previously disclosed.

      (2) See (3) below.


      (3) The information set forth in the Offer to Purchase under the caption "THE OFFER--9. Legal Matters" is incorporated herein by reference.


      (4) Not applicable.

      (5) Not applicable.


(b) Other Material Information. The information set forth in the Offer to Purchase, a copy of which is attached hereto as Exhibit (A)(1) and the Letter of Transmittal, previously filed as Exhibit (A)(4), is incorporated herein by



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reference.

ITEM 12. EXHIBITS.


(A)(1) Offer to Purchase dated May 30, 2001.

(A)(4) Form of Letter of Transmittal for Common Shares.*

(A)(5) Form of Notice of Guaranteed Delivery.*

(A)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(A)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

* Previously filed.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.


The Transaction constitutes a "going-private" transaction within the meaning of Rule 13e-3. As such, the following sets forth that information required by
Schedule 13E-3 that has not already been set forth in Items 1-12 of the Schedule TO above. In addition, the following sets forth the information required by
Schedule 13E-3 with respect to Messrs. Herzog, who may be deemed to be engaged in the Transaction by virtue of their status as affiliates of the Company, insofar as such information is distinct or different from that applicable to the Company. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.


ITEM 2 OF SCHEDULE 13E-3. SUBJECT COMPANY INFORMATION


(d) Dividends. The information is set forth in the Offer to Purchase under the Caption "THE OFFER--5. Price Range of the Common Shares; Dividends" is incorporated herein by reference.


(e) Prior Public Offerings. The Company completed its initial public offering pursuant to a registration statement on Form SB-2 that the Commission declared effective on November 12, 1998. The Company sold 1,673,145 Common Shares for the price of Five US Dollars per share ($5.00) for aggregate proceeds of $8,365,145

(f) Prior Stock Purchases. The information set forth in "SPECIAL FACTORS--7. Transactions and Arrangements Concerning the Common Shares" is hereby incorporated by reference.

ITEM 3 OF SCHEDULE 13E-3. IDENTITY AND BACKGROUND OF FILING PERSON


(a) Name and address. Aaron and Jacob Herzog (the "Affiliates") are the President, CEO and Director as well as the Chairman, Treasurer and Secretary, respectively, of the Company. Their address is c/o the Company's principal executive office, at 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1. The telephone number for the Company is (416) 674-2123. Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning Curtis International Ltd.," which information is incorporated herein by reference


(b) Business and Background of Entities. Not applicable.


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(c) Business and Background of Natural Persons. Not applicable to the Company.

      During the last five years, neither of the Affiliates has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      Both the Affiliates are citizens of Canada.

      The section entitled "THE OFFER - Certain Information Concerning Curtis International Ltd." is hereby incorporated by reference with respect to the Affiliates.


ITEM 4 OF SCHEDULE 13E-3 TERMS OF THE TRANSACTION

(c) Different Terms. None.


(d) Appraisal Rights. Shareholders who do not accept the Company's Offer will be granted appraisal rights as provided for under Ontario law. See "SPECIAL FACTORS--8. Certain Effects of the Transaction."


(e) Provisions for Unaffiliated Security Holders. Unaffiliated security holders have access to the Company's public filings on the Commission's Web site at http://www.sec.gov/edgar/searchedgar/formpick.htm. No other information or services are provided to the unaffiliated security holders. Unaffiliated security holders are asked to contact MacKenzie Partners, Inc., the Company's Information Agent, collect at (212) 929-5500 or Toll-Free at (800) 322-2885.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5 OF SCHEDULE 13E-3 PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND
                         AGREEMENTS

(a) Transactions. See (c) below.

(b) Significant Corporate Events. See (c) below.


(c) Negotiations or Contracts. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS-3. Interests of Certain Persons in the Offer" is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The Affiliates are parties to a voting trust agreement stipulating that they shall vote their Common Shares together.

ITEM 6. Of SCHEDULE 13E-3 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-8. Certain Effects of the Transaction" is incorporated herein by reference with respect to the Affiliates.

(c) Plans. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--1. Operating History; Payment of Dividends and Redemption of Common Shares Uncertain", "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS-8. Certain Effects of the Transaction" is incorporated herein by reference with respect to the Affiliates.

ITEM 7 OF SCHEDULE 13E-3. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.


(a) Purposes. The information set forth in the Offer to Purchase under the captions "INTRODUCTION," the "Summary Term Sheet" and "SPECIAL FACTORS -- 2. Purpose and Fairness of the Offer" is incorporated herein by reference.


(b) Alternatives. Not applicable.


(c) Reasons. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--4. Material Federal Income Tax Consequences" and "SPECIAL FACTORS--8. Certain Effects of the Transaction" is incorporated herein by reference.


ITEM 8 OF SCHEDULE 13E-3. FAIRNESS OF THE GOING-PRIVATE TRANSACTION

(a) Fairness. See (b) below.


(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.


(c) Approval of Security Holders. Not applicable.


(d) Unaffiliated Representative. At the request of David Ben-David, the Company's independent Director, the Board of Directors, including the Affiliates, has retained Rodman & Renshaw, Inc. ("Rodman") to produce a Fairness Opinion to be delivered to all shareholders, which is attached as Exhibit (A)(2) to the Statement.

(e) Approval of Directors. The Transaction has been approved by Board, including the Company's non-employee director and the Affiliates.


(f) Other Offers. Not applicable.

ITEM 9 OF SCHEDULE 13E-3. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS


(a) Report, Opinion or Appraisal. The Company has received a Fairness Opinion from Rodman on the fairness of the Transaction, which Fairness Opinion is attached to the Statement as Exhibit (A)(2). The Fairness Opinion is based upon analysis Rodman performed, which analysis (the "Report") is filed herewith as Exhibit (A)(8). In addition, the information set forth in the Offer to Purchase under "SPECIAL FACTORS" is incorporated herein by reference.


(b) Preparer and Summary of the Report, Opinion or Appraisal.


      (1) The identity of the preparer of the Fairness Opinion and the Report is Rodman & Renshaw, Inc.

      (2) Rodman, an investment bank, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

      (3) The method the Company used to select Rodman was a resolution adopted by the Company's Board of Directors after discussions with several investment banks.



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      (4)   Inapplicable with respect to prior or contemplated material relationships. Rodman is to be paid a fee of $38,500 for its services.


      (5) The price at which the Company is offering to purchase its outstanding Common Shares (the "Common Share Offer Price") was determined by the Company.

      (6)   Summary of the Fairness Opinion:
            (i) The Company did not place any limitations on Rodman on the scope of the investigation.
            (ii) The instructions given Rodman by the Company consisted of informing the Company's Board of Directors whether, in Rodman's opinion, $0.80 per Common Share is a fair price for the Company to offer its shareholders.
            (iii) The procedures followed by Rodman were to examine any information in the public domain that Rodman deemed relevant to its task. In addition, where information on the Company is concerned, Rodman accepted as true and correct the information made available to it by the Company or derived from other sources, and relied on the representations made to Rodman by the Company's senior management that, to the best knowledge of management, nothing has occurred that would render the information provided to Rodman incomplete, false or misleading.
            (iv) Rodman's bases for and methods of arriving at the conclusion were to review any financial information deemed relevant to the discharge of its responsibilities, including the Offer to Purchase, the market price of the Company's Common Shares in comparison with that of similar companies, the listing status of the Company's Common Shares and the impact of a potential delisting from Nasdaq, the performance of the Company and the terms of recent acquisitions of a similar nature. In addition, Rodman, discussed anything it deemed pertinent with management of the Company, assessed general market and economic conditions and, finally, reviewed any other information it deemed appropriate.
            (v) Based on the foregoing, Rodman found that $0.80 is a fair price for the Company to offer its shareholders, but made no recommendations in this or any other regard.


(c) Availability of Documents. The Fairness Opinion is filed with the Statement as Exhibit (A)(2) and the Report is filed herewith as Exhibit (A)(8).


ITEM 10 OF SCHEDULE 13E-3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


(c) Expenses. The Information contained in the Offer to Purchase under the caption "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.


ITEM 12 OF SCHEDULE 13E-3. THE SOLICITATION OR RECOMMENDATION


(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--3. Interest of Certain Persons in the Offer" is incorporated herein by reference.


(e) Recommendations of Others. No member of the Herzog Group has made a recommendation with respect to the Offer.

ITEM 14 OF SCHEDULE 13E-3. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR
USED

(b) Employees and Corporate Assets. Aaron and Jacob Herzog, the members of the Herzog Group, are the Company's principal officers. They will be responsible for the Company's role in the Offer. The Company will be responsible for the expenses incurred in connection with the Tender Offer.


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ITEM 16 OF SCHEDULE 13E-3 EXHIBITS


(c)   (A)(2) Form of Fairness Opinion
      (A)(8) Form of Report

(f) (A)(3) Rights of Dissenting Shareholders under the Ontario Business Corporation Act*

* Previously filed.


                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/13E-3 is true, complete and correct.


      Curtis International Ltd.


      /s/ Aaron Herzog
      -----------------------------
      Aaron Herzog
      Chief Executive Officer


Date: May 30, 2001

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.

      /s/ Aaron Herzog
      -----------------------------
      Aaron Herzog
      Chief Executive Officer


      /s/ Jacob Herzog
      -----------------------------
      Jacob Herzog
      Chairman of the Board



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                                                                   EXHIBIT(A)(1)

 OFFER TO PURCHASE FOR CASH ALL OUTSTANDING SHARES OF CURTIS INTERNATIONAL LTD.
                  COMMON SHARES AT $0.80 NET PER SHARE IN CASH

                                       BY

                            CURTIS INTERNATIONAL LTD.


      THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 4:00 P.M., EASTERN STANDARD TIME, ON JUNE 15, 2001, UNLESS EXTENDED. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 3 THROUGH 6 OF THIS OFFER TO PURCHASE. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                    IMPORTANT


      Any shareholder who would like to tender all or any portion of his or her shares of common stock of Curtis International Ltd., no par value (the "Common Shares") should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it (or such facsimile) and any other required documents to the Continental Stock Transfer & Trust Company (referred to herein as the "Depositary"), and either deliver the certificates for such Common Shares and any other required documents to the Depositary or tender such Common Shares pursuant to the procedure for book entry transfer set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares," or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Shareholders having Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Common Shares.

      A shareholder who desires to tender the Common Shares and whose certificates for the Common Shares are not immediately available, or who cannot deliver the certificates for Common Shares and all other required documents to the Depositary on or prior to the expiration date, or who cannot comply with the procedure for book entry transfer on a timely basis, may tender their Common Shares by following the procedures for guaranteed delivery set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares."


      Questions and requests for assistance may be directed to the Company at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Company.


                                                                    May 30, 2001

                                TABLE OF CONTENTS


SUMMARY TERM SHEET ........................................................   3

INTRODUCTION ..............................................................   7

SPECIAL FACTORS ...........................................................   7

1.    OPERATING HISTORY; PAYMENT OF DIVIDENDS AND REDEMPTION OF COMMON
          SHARES UNCERTAIN ................................................   7
2.    PURPOSE AND FAIRNESS OF THE OFFER ...................................   7
3.    INTERESTS OF CERTAIN PERSONS IN THE OFFER ...........................  15
4.    MATERIAL FEDERAL INCOME TAX CONSEQUENCES ............................  16
5.    FINANCING OF THE OFFER ..............................................  18
6.    BENEFICIAL OWNERSHIP OF THE COMMON SHARES ...........................  18
7.    TRANSACTIONS AND ARRANGEMENTS CONCERNING THE COMMON SHARES ..........  18
8.    CERTAIN EFFECTS OF THE TRANSACTION ..................................  19

THE OFFER .................................................................  20

1.    TERMS OF THE OFFER ..................................................  20
2.    ACCEPTANCE FOR PAYMENT AND PAYMENT ..................................  21
3.    PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING THE COMMON SHARES ..  22
4.    WITHDRAWAL RIGHTS ...................................................  24
5.    PRICE RANGE OF THE COMMON SHARES; DIVIDENDS .........................  25
6.    POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE COMMON SHARES
          AND EXCHANGE ACT REGISTRATION ...................................  26
7.    CERTAIN INFORMATION CONCERNING CURTIS INTERNATIONAL LTD .............  26
8.    CONDITIONS TO THE OFFER .............................................  28
9.    LEGAL MATTERS .......................................................  29
10.   FEES AND EXPENSES ...................................................  29
11.   MISCELLANEOUS .......................................................  30


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                               SUMMARY TERM SHEET

      Curtis International Ltd. is offering to purchase all the outstanding shares of its common stock (the "Common Shares") for $0.80 net per share, in cash, without interest. The following are some of the questions you, as one of our shareholders, may have and answers to those questions. We urge you to read this Offer to Purchase carefully because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

Who Is Offering to Buy My Shares?
We are making an offer to buy your shares of the Common Shares. See "THE OFFER--1. Terms of the Offer."

What Are The Classes And Amounts of Securities Sought in The Offer?
We are offering to buy all of the outstanding shares of the Common Shares. See "THE OFFER--1. Terms of the Offer".

How Much Are You Offering to Pay? What Is the Form of Payment? Will I Have to Pay Any Fees or Commissions?
We are offering to pay $0.80 per share for the Common Shares, net to you in cash without interest. If you are the record owner of your Common Shares and you tender them to us in the offer (which we refer to as the "Offer"), you will not have to pay brokerage fees or commissions. If you own your Common Shares through a broker or other nominee, and your broker tenders your Common Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See "INTRODUCTION".

What Is The Market Value of The Common Shares?
The Common Shares are traded in the Nasdaq Small Cap Market. See "THE OFFER--5. Price Range of the Common Shares" for the bid history of the Common Shares. We believe that the trading in the Common Shares has been limited and sporadic. On April 27, 2001, the bid price for Common Shares was $0.44 per share. See "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "THE OFFER--5. Price Range of the Common Shares".

Do You Have The Financial Resources to Make Payment?

We will need approximately $1.37 million to purchase all the outstanding Common Shares, excluding the Common Shares beneficially owned by Aaron and Jacob Herzog, our Chief Executive Officer and President and our Chairman and Principal Accounting Officer, respectively, the A&E Herzog Family Trust and the Herzog Family Trust (collectively, the "Herzog Group"), and to pay all the expenses involved in the Offer. We intend to pay the purchase price and related expenses using cash and other liquid assets owned by us. See "SPECIAL FACTORS--3. Interests of Certain Persons in the Offer" and "SPECIAL FACTORS--5. Financing of the Offer."


Is Your Financial Condition Relevant to My Decision Whether to Tender in The Offer?
Because tendering your Common Shares in the Offer will end your ownership interest in us, we believe that our financial condition is relevant to your determination of whether the price at which the Common Shares are offered (the "Common Share Offer Price") is fair and whether you should tender in the Offer. The financial statements for us are included in the reports we have filed with the Securities and Exchange Commission (the "Commission"). You can obtain copies of these reports in the manner described in "The Offer--7. Certain Information Concerning the Company."

How Long Do I Have to Decide Whether to Tender in The Offer?
You may tender your Common Shares anytime prior to the expiration of the Offer. The Offer will expire at 4:00 p.m., Eastern Standard Time, on June 15, 2001, unless extended in our sole discretion. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares."

Can The Offer Be Extended, And If So Under What Circumstances?
Yes. We have the right to extend the Offer deadline at any time by giving written notice to Continental Stock Transfer & Trust Company ("Continental"), the depositary for the Offer. See "THE OFFER--1. Terms of the Offer".

How Will I Be Notified If The Offer Is Extended?
If we decide to extend the offering period, we will publicly announce the extension before 4:00 p.m., Eastern Standard Time, on the next business day after the previously scheduled expiration date. See "THE OFFER--1. Terms of the Offer."

What Will Happen to Common Shares Not Tendered in The Offer?

Common Shares not tendered in the Offer will remain outstanding, at least for a certain time. However, the trading market for any Common Shares not tendered may be even more limited than it currently is, particularly because of the fact that we may soon be delisted from the Nasdaq Small Cap Market. In addition, the Herzog Group intends to acquire all the outstanding Common Shares by way of a merger (the "Merger") which will result in the creation of a new company ("NewCo") immediately prior to consummating a so-called going-private transaction (the "Transaction"), all as further described below. The Merger and the Transaction are conceptually discrete events, but the interim period between them will be so short as to the render the distinction meaningless.

      If you do not accept the Offer your Common Shares will, after having been converted into shares of preferred stock of NewCo as described below, be redeemed at the Common Share Offer Price immediately following the Merger. However, shareholders would be subject to a 25% (at minimum) Canadian withholding tax on such redemption and it would be the responsibility of each non-Canadian resident to make the requisite filings and apply for a refund of such withholding tax (if applicable). If you do not approve the Merger and the Transaction, you will be accorded rights of appraisal as provided for under the Ontario Business Corporations Act (the "Ontario Act"). We cannot give any assurance as to what a court of competent jurisdiction before which the matter would be heard would award you as a fair price for your Common Shares or whether it would be more or less than the Common Share Offer Price, though the Fairness Opinion (the "Fairness Opinion") rendered by Rodman & Renshaw, Inc. ("Rodman") indicates that the Common Share Offer Price is indeed a fair price. If you sought appraisal rights, you would be responsible for the costs of the litigation, unless otherwise determined by the Ontario court of competent jurisdiction. In addition, you would be subject to the above-mentioned 25% (at minimum) withholding tax. If you are eligible to receive the refund, you will be required to take certain steps, as more fully described herein. The procedure will likely not be free of cost, and your inconvenience may be considerable.

      The fact that only Common Shares tendered through the Offer are exempt from this withholding tax contributed to our decision to engage in the Offer, in that it increases the benefit to our shareholders considerably. See "SPECIAL FACTORS-8. Certain Effects of the Transaction."

How Will the Merger and The Transaction Be Effectuated?
The Herzog Group intends to form another company, the tentative name of which is Curtis Acquisition Corp (which we refer to as the "Acquisition Corp."). The Herzog Group will own all the shares of the Acquisition Corp. Promptly after the expiration of the Offer, the Common Shares owned by the Herzog Group will be reorganized into a new class of shares. These shares will have features somewhat different from the Common Shares. After the reorganization has occurred, we will consummate the Merger, resulting in the creation of NewCo, and the cessation of Curtis International Ltd. and the Acquisition Corp. as separate entities. As a result of the current concentration of ownership, we do not anticipate requiring the affirmative vote of the Common Shares not held by the Herzog Group in order to effectuate the Merger.

      After the Merger has been completed, NewCo will have three classes of shares: any untendered Common Shares, which will be converted into redeemable, non-voting shares of preferred stock of NewCo (the "Preferred Shares") in the Merger; the Herzog Group's shares that were previously Common Shares, and; the Herzog Group's shares that were previously shares in the Acquisition Corp.

      The Transaction will be completed by the redemption of the Preferred Shares at the Common Share Offer Price. The Transaction will occur promptly after the Merger, and will not be subject to a vote of shareholders. The Preferred Shares will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), but will be issued under an exemption therefrom to be found in Section 4(2) of the Securities Act. Consequently, your ability to sell or transfer the Preferred Shares will be restricted. However, the period during which the Preferred Shares would exist is so short as to render such restriction inconsequential.

Do I have the right to vote on the Merger?
Yes, you do. However, it will not in any way affect the final result of the Merger or the Transaction.

      We are an Ontario company incorporated under the Ontario Act. The Merger will require the affirmative vote of sixty-six and two thirds percent (66b%) of the outstanding Common Shares. As of the date hereof, the Herzog Group owns or controls over sixty-seven percent (67%) of the outstanding Common Shares and will tender none of their Common Shares through the Offer. Consequently, you may retain your Common Shares, and you may cast them against the resolution to approve the Merger. However, such negative vote will not affect approval of the Merger or the Transaction.

      We are stating this clearly because we believe it important that you understand the reason for the Offer. The Herzog Group could, by virtue of its ownership of the required 66b% of the outstanding Common Shares as provided for under the Ontario Act, have proceeded directly with the Merger and the Transaction. From a legal perspective, the Offer is completely incidental thereto. The net effect of a decision to engage in no more than the Merger and the Transaction would have been two-fold; the Herzog Group would have faced far lower costs and you would, absent the Offer, have been afforded no premium over the market price of the Common Shares. In addition, there would have been no way for you to avoid being subject to the Canadian withholding tax, to the extent such tax is applicable to you. The purpose of the Offer is to provide you with a fair price for your Common Shares and to avoid the Canadian withholding tax.


Are You Making Any Recommendation About The Offer?
No. We express no opinion and remain neutral with respect to whether you should tender Common Shares in response to the Offer. You should determine whether or not to accept the Offer based upon your own assessment of current market value, liquidity needs, investment objectives and certain other factors, each as more fully described below. See "SPECIAL FACTORS--2. Purpose and Fairness of the Offer".


Has the Board of Directors Approved the Offer?
Yes. The Board has accepted and acted upon Rodman's opinion that the Common Share Offering Price is fair to our shareholders.


What Are the Most Significant Conditions to the Offer?

We are not required to complete the Offer unless the conditions to the Offer are met. A significant condition is the absence of any litigation, proceedings or other events that would prohibit, prevent, restrict or delay consummation of the Offer. Other important conditions to the Offer are described in "THE OFFER--8. Conditions to the Offer." We may waive any of these conditions.

      The Offer to Purchase as filed on May 4, 2001 included the condition that there be 300 or fewer holders of record of the Common Shares. We have determined to eliminate this condition from consideration due to the varying definitions of the term "holder of record" and the resulting potential for confusion among our shareholders, as well as with a view to establishing clearly that any condition referred to herein is waivable. See "THE OFFER--8. Conditions to the Offer."


How Do I Tender My Common Shares?
To tender your Common Shares, you must do one of the following:


(1) If you are a record holder (i.e., a stock certificate has been issued to you in your own name), you must complete and sign the applicable enclosed Letter(s) of Transmittal and send it with your stock certificate to Continental, or follow the procedures described in this Offer to Purchase for book-entry transfer in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares." These materials must reach Continental before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares."

(2) If you are a record holder, but your stock certificate is not available, or you cannot deliver it to Continental before the Offer expires, you may be able to tender your Common Shares using the enclosed Notice of Guaranteed Delivery. Please call Continental at 1-(212) 509-4000 for assistance.

(3) If you hold your Common Shares through a broker, bank or other nominee, you should contact your nominee and instruct them to tender your Common Shares. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares".

Until What Time Can I Withdraw Previously Tendered Common Shares?

You can withdraw previously tendered Common Shares until 4:00 p.m., Eastern Standard Time, June 15, 2001, unless we extend the Offer. If we extend the Offer, you may withdraw previously tendered Common Shares until the end of the extension period. In addition, your Common Shares may be withdrawn by the fortieth business day after the commencement date of the Offer if the Common Shares have not been accepted for payment. See "THE OFFER--4. Withdrawal Rights."


How Do I Withdraw Previously Tendered Common Shares?
You can withdraw previously tendered Common Shares by instructing Continental. If you tendered your Common Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for a withdrawal of your Common Shares. See "THE OFFER--4. Withdrawal Rights".

To Whom Can I Talk If I Have Questions About The Tender Offer?

You can call MacKenzie Partners, Inc., our information agent for the Offer, who can be reached Toll-Free at (800) 322-2885 or collect at (212) 929-5500. You may also access our public filings on the Commission's Web site at http://www.sec.gov/edgar/searchedgar/formpick.htm.

                                 INTRODUCTION


      Curtis International Ltd., an Ontario corporation (the "Company") hereby offers to purchase all outstanding shares of its Common Shares, no par value (the "Common Shares"), at a purchase price of $0.80 per share, net to the selling shareholder in cash, without interest thereon (the "Common Share Offer Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is being made prior to a merger (the "Merger") and a going-private transaction (the Transaction"), as more fully described below.


      If you are the record owner of your Common Shares and you tender your Common Shares to the Company in the Offer, you will not have to pay brokerage fees or commissions. If you own your Common Shares through a broker or other nominee, and your broker tenders your Common Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. Except as described in Instruction 6 of the Letter of Transmittal, you will not be required to pay stock transfer taxes on the purchase of Common Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to you. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares". The Company will pay all charges and expenses of Continental as depositary (the "Depositary") incurred in connection with the Offer. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares."

      The Offer will expire at 4:00 p.m., Eastern Standard Time, on June 15, 2001, unless extended in the Company's sole discretion.

      This Offer to Purchase and the Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

                                SPECIAL FACTORS

1. Operating History; Payment of Dividends And Redemption of Common Shares Uncertain

      The Company has never paid dividends on the Common Shares. Accordingly, there can be no assurance that the Company will achieve profitability at a level sufficient to assure payment of dividends on the Commons Shares that remain outstanding, assuming any such dividends were to be declared. In addition, there are no restrictions on the ability of the Company to incur indebtedness. Any indebtedness incurred by the Company would be senior to the rights conferred on the holders of the Common Shares, whether to receive dividends or otherwise. The existence of current or future indebtedness of the Company or its subsidiaries may make payment of dividends on, or redemption of, the Common Shares less probable. The Company has no present intention to pay dividends on the Common Shares.

2. Purpose and Fairness of the Offer


      Purposes, Alternatives Reasons and Effects in a Going-Private Transaction

Purposes
      The purpose of the Transaction is to take the Company private. The purpose of the Offer is to provide the Company's shareholders fair value for their Common Shares prior to engaging in the Transaction

Alternatives
      The Company has not considered an alternative to going private, believing that there is none.

      The Company could have selected a more direct and far less costly means of completing the Merger and the Transaction. The Herzog Group was not required to make an Offer for the Common Shares but could, under the

Ontario Act, have proceeded directly with the Merger and the Transaction, to which the Offer is, from a legal perspective, entirely unnecessary. The net effect of a decision to engage solely in the Merger and the Transaction would have been two-fold; the Herzog Group would have faced far lower costs and shareholders would have been offered no premium over the market price of the Common Shares and become subject to the Canadian withholding tax, as applicable. Shareholders who accept the Offer are being offered a considerable premium to the market price and avoid being subject to the Canadian withholding tax and are spared the expenditure of time, effort and personal funds in pursuing appraisal rights and any applicable refund from the Canadian government.

Reasons
      The primary reasons the Offer is being made is to provide shareholders fair value for their Common Shares and to enable them to avoid being subject to the Canadian withholding tax. The Board reviewed the Fairness Opinion provided by Rodman and, in reliance thereon, confirmed its proposed offering price for the Common Shares of $0.80 net to the shareholder (the "Common Share Offer Price").

      The primary reasons that led to the Board's determination to take the Company private are provided below.

      The Company incurs significant costs in being a public company. The Company estimates that it incurs approximately $100,000 annually in connection with (1) preparing and filing with the Commission periodic reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (2) preparing, filing with the Commission and mailing to shareholders a proxy statement in connection with the annual shareholders meeting, (3) the annual audit of the Company' financial statements, (4) directors' fees and other expenses and (5) directors and officers liability insurance, all of which expenses could be eliminated if the Company were no longer subject to the reporting requirements of the Exchange Act.

      Further, the trading market for the Common Shares is extremely limited. Since the Company's initial public offering in November 1998, the average daily trading volume by quarter has been as follows; approximately 30,555 Common Shares in 1999, 24,757 Common Shares in 2000, 10,888 in the first quarter of 2001 and 7,002 in the current quarter to date. As a result, the holders of the Common Shares do not have what is considered one of the main advantages of owning shares in a public company; a liquid market for their shares. Please see http://quotes.nasdaq.com.

      The recent bid prices for the Common Shares reflect the impact of recent trends, fundamental as well as technical, on their fair value. The Board of Directors believes that the low stock price is caused by the general lack of interest in micro cap securities and the Company' poor recent operating results in addition to general market conditions, which are particularly harmful to companies with a modest market capitalization, as well as by the industry-specific decrease in growth (see "SPECIAL FACTORS--1. Operating History; Payment of Dividends and Redemption of Common Shares Uncertain").

      According to Rule 4310(c)(8)(B) (the "Marketplace Rule") of the Nasdaq Stock Market, Inc. promulgated by the National Association of Securities Dealers, Inc. (the "NASD"), shares that trade on the Nasdaq Small Cap Market (the "SCM") must meet a minimum bid price of one dollar. Any deficiency in this regard for a period of thirty (30) consecutive trading days will cause Nasdaq notify the Company of its non-compliance with the Marketplace Rule and alert it to the fact that it may seek a hearing to determine a course of action whereby the Company may be brought into compliance with such Marketplace Rule. The closing price of the Common Shares has been below one dollar since November 9, 2000 (see http://stockcharts.com). Nasdaq set a date for the hearing, which was canceled due to the filing of the Offer to Purchase and the related documents. The "increasingly probable likelihood" of delisting from the Nasdaq SCM previously referred to has become a certainty. The Board has long attempted to bring the minimum bid price of the Common Shares within the requirements of the Marketplace Rule but has not been successful in so doing. The failure represents one of the major reasons for the Board's determination to engage in the Transaction.

      The Board has regretfully concluded that the market price of the Common Shares will not rise to a satisfactory level in the future. Having drawn that conclusion, the Board sees no further advantage in remaining public.

Effects

Effects on the Company
      Reduced liquidity of the Common Shares
Trading in the Common Shares has been very limited. See "SPECIAL FACTORS --2. Purpose and Fairness of the Offer." There can be no assurance that any trading market will exist for the Common Shares following consummation of the Offer. The extent of the public market for the Common Shares following a consummation of the Offer will depend on the number of holders that remain at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, and other factors. An issue of securities with a smaller float may trade at lower prices than would a comparable issue of securities with a greater float. Accordingly, the market price for Common Shares that are not tendered in the Offer may be adversely affected to the extent that the amount of Common Shares purchased pursuant to the Offer reduces the float. The reduced float also may have the effect of causing the trading prices of the Common Shares that are not tendered or purchased to be more volatile. It must be considered highly unlikely that there will be a public market after the consummation of the Offer.

      In addition it is, in point of fact, the express intention of the Herzog Group that there not be a public market for the Common Shares at all. Any Common Shares acquired by the Company in the Offer will be cancelled. Shareholders who remain shareholders of the Company after the Offer has expired will have their Common Shares converted, through the Merger, into redeemable preferred shares of NewCo, which will then be redeemed in short order with no consent required on the part of such preferred shareholders as a measure necessary to the completion of the Transaction.

      Exchange Act Registration
      The Common Shares are currently registered under the Exchange Act. Registration of the Common Shares under the Exchange Act may, given the conditions applicable to the Company, be terminated upon application of the Company to the Commission if the Common Shares are no longer held by no less than 300 holders of record. If the Exchange Act registration for the Common Shares is terminated as a result of the Offer, the amount of information publicly available to the remaining shareholders of the Company would be significantly reduced, which could adversely affect the trading market and market value for the remaining Common Shares.

      However, the fact that the Company intends to engage in the Merger followed shortly by the Transaction renders the foregoing irrelevant. The termination of the registration of the Common Shares under the Exchange Act will occur by virtue of their extinction.

      The Merger
      The reason the Offer for the Common Shares is being tendered is that the Herzog Group intends that the Company go private, which will be accomplished through the Merger followed by the Transaction. Unless every shareholder of the Common Shares accepts the Offer, the Herzog Group intends to achieve its aims through merging the Company with a non-public vehicle, which vehicle is referred to herein as the Acquisition Corp. The separate corporate existence of the Company shall cease, and the Company and the Acquisition Corp. shall become one merged corporation, referred to herein as NewCo. Shareholders of the Common Shares who do not accept the Company's Offer will have their currently issued and outstanding Common Shares converted into shares of redeemable, non-voting preferred stock of NewCo. Consequently, the current shareholders of the Common Shares who do not accept the Company's Offer will possess shares in a private company that will immediately be redeemed with no consent required on the part of the shareholders, whether on the conversion or the redemption. While the shareholders are granted rights of appraisal by the Ontario Act, it is impossible to predict what the court of competent jurisdiction would determine the fair market value of the Common Shares to be. In addition, the Canadian withholding tax, as more fully described herein, will in all likelihood be applied to shareholders who do not reside in Canada unless they accept the Offer.

Effects on the Affiliated Shareholders
      See "SPECIAL FACTORS - 3. Interests of Certain Persons in the Offer" for a non-financial discussion.

      The direct benefit to the affiliated shareholders will, assuming that all Common Shares are tendered and accepted for payment, be a fifty percent (50%) increase in their share of the Company's net book value and net earnings (or, from another perspective, an increase of thirty-three percent (33%) of the total net book value and net earnings) less the amount required to pay shareholders for the Common Shares and the expenses of the Offer. The net book value of the Company as of February 28, 2001 was $10,845,854 and the net earnings (loss) for the nine (9) months ended at such date was $ (443,798). The price payable for all the Common Shares would be $1,460,116 which, when aggregated with the assumed expenses of the Offer of $52,077, results in total assumed expenditures related to the Offer of $1,557,193. One third of the net book value is approximately $3,615,285. The net gain, in terms of book value, to the affiliated shareholders would be ($3,615,285 - $1,557,193) approximately $2,058,092. The direct effect on the net earnings of the affiliated shareholders will be an increase in the loss, as of February 28, 2001, of approximately $147,933.

Effects on the Unaffiliated Shareholders
      Shareholders who accept the Offer will receive a direct benefit of a premium of 81.8% over the $0.44 closing price of the Company's Common Shares on April 27, 2001. The net earnings (loss) per such Common Share was $ (0.08) as of February 28, 2001. See below for a discussion of the outlook of the Company's business, financial condition, results of operations and future prospects.

      Shareholders who do not accept the Offer will have their Preferred Shares redeemed at the Common Share Offer Price as part of the Transaction. However, shareholders who do not reside in Canada would be subject to the 25% (at minimum) Canadian withholding tax on such redemption and it would be the responsibility of each such shareholder to make the requisite filings and apply for a refund of such withholding tax (if applicable). A shareholder who does not approve the Merger and the Transaction will be accorded rights of appraisal as provided for under the Ontario Act. There can be no assurance as to what a court of competent jurisdiction would award such dissenting shareholder. Any shareholder who were to seek appraisal rights would be responsible for the costs of the litigation, unless otherwise determined by the Ontario court of competent jurisdiction. In addition, such dissenting shareholder would be subject to the above-mentioned 25% (at minimum) withholding tax. The steps required to receive a refund from the Canadian federal government will not be free of cost, and the inconvenience may be considerable.

      Fairness of the Going-Private Transaction

Fairness
      The Board of Directors of the Company has determined the Common Share Offer Price to be fair, in view of all the relevant circumstances, to shareholders of the Common Shares. The Board can state categorically that its view is based upon an extensive review of all material factors.

Certain Factors Considered in Determining Fairness
-     The average daily closing bid prices on the Nasdaq SCM over the thirty
      (30), sixty (60) and ninety (90) day periods ending as of the date of this Offer to Purchase, which were $0.5397, $0.5496 and $0.5833, respectively;

-     The lack of an active trading market for the Common Shares;


- The fact that the Company's ability to engage in acquisitions, a key advantage of being a public company upon which the decision to undertake the Company's initial public offering was predicated, has been drastically undermined as a result of the low market price of the Common Shares;

- The most recently reported sale price of the Common Shares prior to the public notification of the Offer ($0.48), and


- The fact that the Common Shares will soon be delisted from Nasdaq as a result of their current price (see above).

      Management has been involved in the business of the Company for a significant period, and believes itself capable of evaluating the discrete factors that affect the Company and its business and what degree of weight to ascribe to each such factor. The principal financial issues taken into account prior to the making of the decision to engage in the Transaction and the fairness of the consideration offered to the holders of the Common Shares are discussed below. Readers are advised that the discussion is properly understood to concern neither the Transaction nor the Common Share Offer Price independently of the other, but that it details a set of variables severally affecting the equity of the latter in the context of the former. In addition, readers are alerted to the distinction between management's discussion and analysis provided directly hereinafter and the evaluation performed by Rodman which distinction, while far from absolute, may as applicable to management's assessment loosely be abstracted as evincing a fundamental rather than technical orientation.

Current Market Price
      The low market price of the Common Shares has the effect of reducing the Company's ability to conduct placements, whether private or public, of its securities in order to raise capital and to perform acquisitions with its paper, means by which it could otherwise have accomplished its plans for expansion, a criterion management unreservedly believes represents an indispensable constituent in fostering the long-term success of the Company's business.

      The low volume of trading results in a lack of a liquid market for the Common Shares and offers little in the way of exit strategies for investors, which clearly influences the investment decisions of persons or entities who might have been willing to purchase Common Shares. Management places heavy emphasis on this factor.

Historical Market Prices
      The market price of the Common Shares has been subjected to a continual, downward trend despite the fact that the Company was reporting significant growth in both the top and bottom lines. Management sees little reason to believe that its future results in terms of both revenues and net income would reverse this trend. The plausibility of material, sustained appreciation in the market price of the Common Shares is deemed negligible. Management's conviction is easily illustrated on any Web site where historical market prices are available, whatever be the period examined. Concurrently therewith, support for the Common Shares among broker-dealers has seen a sharp decline, which is a frequent feature of shares in which investors have lost confidence, interest or both. Management deems this factor to be of critical importance.

Net Book Value
      Management believes that net book value, for a company that markets serviceable products, is among the most illusory of financial indicators. In light of the Company's exposure to the current weak retail environment, and the fact that the Company's products would be worth significantly less without the benefits of an ongoing warranty, management did not place a great deal of emphasis on this factor.

Going Concern Value
      Management believes that the current low market price and trading volume of the Common Shares represents a ceiling that will persist for the foreseeable future, since it appears to management that investors have lost interest in the Company. The market price of the Common Shares has declined despite management's ability, until recently, to generate revenues and derive earnings therefrom. Consequently, management questions whether even a return to profitability would inspire investors and materialize in a positive movement in the market price of the Common Shares. Compounded by the Company's resulting inability to make the acquisitions called for by its business model, this disinterest implies a clear and present going concern.

      Furthermore, the general retail environment including, but not limited to, the attenuation and disappearance of the regional chains is an issue of tremendous importance to the Company's ability to market its products. The demonstrated aggressiveness of the major brands in pursuing the fewer remaining retailers diminishes the Company's opportunities for market entry and highlights its difficulty in competing with these major manufacturers and distributors.

      Another factor impinging upon the Company's business is the marked diminution of its customer base, both actual and potential, resulting from the number of companies that have resorted to chapter 7 and 11, as aggravated by its related unwillingness to enter into contractual relationships with a number of retailers that may never provide adequate consideration for the Company's products and services. In addition, others pose severe credit risks and accordingly do not constitute dependable business partners. The decreasing revenues seen in the context of selling serviceable products entails a disadvantageous, from the Company's perspective, effect on the ratio of cost of sales over earnings. Because this factor encompasses a plurality of material factors ignored by concepts such as net book value (or related ones, e.g., net tangible assets, etc.), management attributes far greater weight to this element, though somewhat less than it accords the first two factors delineated hereinabove.

Liquidation Value
      The decrease in sales has led to a corresponding increase in the Company's inventory. In addition, the Company markets serviceable products. The requirement that there be a viable warranty guaranteeing service of the products would, in a liquidation scenario, drastically reduce the price payable therefor: the potential occurrence of a necessarily irremediable malfunction would unquestionably reduce the products' appeal. This factor is deemed significant, though it is not seen as the crucial factor.

Purchase Price Paid in Previous Purchases
      As discussed under the rubric Significant Corporate Events, management attempted to resuscitate the market price of the Common Shares during the fall of 2000. When repurchasing the Common Shares on the open market, it obviously paid the market price therefor. This factor was considered in determining the Common Share Offer Price, but less as a factor like the others referred herein than as a standard against which the Common Share Offer Price may be comparable. Management deems it an expression of its fiduciary duty to the Company's shareholders that it pay the market price on behalf of the Company itself while offering the shareholders a premium in excess of eighty percent (80%) thereon.

The Fairness Opinion
      Management has relied on Rodman's Fairness Opinion in supporting its conclusion that the Common Share Offer Price is fair to shareholders in acknowledgment of Rodman's experience in the field.

Additional Factors
      The imminent delisting of the Common Shares from the Nasdaq SCM self-evidently exerted a great deal of influence over management's decision-making. Management was motivated by the impulse of securing as much of a benefit to the Company's shareholders as feasible within the applicable temporal constraints imposed by the Marketplace Rule. Management anticipates that delisting will have a material, adverse effect on, above all, the Company's Current Market Price and its Going Concern Value.

      As a result of the foregoing, management does not foresee any material improvements to the Company's business, financial condition, results of operations or future prospects and can therefore state categorically that it believes the Common Share Offer Price to be fair to the Company's shareholders in the context of the Transaction.

      Finally, the Company discussed the procedural steps of engaging in the Transaction with its Canadian counsel. Based on the advice rendered thereby, the Company was able to offer its shareholders a solution that offered them not only a considerable premium over the market price of the Common Shares, but was also able to devise means by which shareholders who do not reside in Canada be able to avoid Canadian federal income tax withholding, thus further ameliorating the terms offered to the shareholders.

Approval of Security Holders
      The Transaction is not structured so as to require the approval of a majority of the unaffiliated shareholders. Approval of the resolution authorizing the Merger, which is a prerequisite of the Transaction, will not require the vote of any unaffiliated shareholder, whereas the Transaction itself necessitates no shareholder vote whatsoever.

      The Company is an Ontario company incorporated under the Ontario Act. The Merger will require the affirmative vote of sixty-six and two thirds percent (66b%) of the outstanding Common Shares. Prior to the Offer, the Herzog Group owned or controlled over sixty-seven percent (67%) of the outstanding Common Shares and will tender no such Common Shares through the Offer. Consequently, unaffiliated shareholders may retain their Common Shares, and may cast them against the resolution whereby the Merger will be approved, but passage thereof will not be affected by the vote. Dissenting shareholders are granted appraisal rights under the Ontario Act.

Unaffiliated Representative
      There have been no negotiations between the Company and any unaffiliated shareholders, whether retained by the non-employee Director of the Board or otherwise. However, the Board of Directors has, at the request of David Ben-David, the Company's non-employee Director, retained Rodman to produce a Fairness Opinion.

Approval of Directors
      The Offer for the Common Shares has been unanimously approved by the Company's Board of Directors. The Company believes that the Offer is fair, but is not making a recommendation to its shareholders because it is an interested party, as are its affiliates. While the number of Common Shares tendered will be of little practical significance, and the Company could have accomplished its stated goals without making shareholders the Offer, the Company does not intend to exert direct influence over the decision to be made by the shareholders. The Board retained Rodman to determine whether the Common Share Offer Price is fair, and is relying on Rodman's opinion that it is. Holders of Common Shares should determine whether to accept the Offer based upon their own assessment of, among other factors, current market value as well as the trading volume of the Common Shares, liquidity needs and investment objectives. The Transaction has been approved by Board, including by the Company's non-employee director.

      Reports, Opinions, Appraisals and Negotiations

Report, opinion or appraisal
      The Board of Directors has received a Fairness Opinion from Rodman & Renshaw, Inc, a national investment banking firm, which Fairness Opinion is based on Rodman's analysis as contained within the report relating thereto (the "Report") and concludes that the Common Share Offer Price is fair to unaffiliated shareholders from a financial point if view.

Preparer and summary of the report, opinion or appraisal
      The Board of Directors retained Rodman to provide a Fairness Opinion with respect to the Transaction and the Report, filed herewith as Exhibits (A)(2) and
(A)(8), respectively.

      Rodman is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

      The method the Company used in its selection of Rodman was a resolution adopted by the Company's Board after discussions with several investment banks. The Company, after consulting with its securities counsel, felt that Rodman had the requisite expertise to provide the Fairness Opinion. This determination was based primarily on the extensive experience of Rodman's Senior Managing Director and his staff.

      There was no relationship, material or otherwise, between Rodman and the Company prior to the Company's retention of Rodman to provide the Fairness Opinion. Rodman is to be paid a fee of $38,500 for its services.

      The Common Share Offer Price was proposed by the Board, subject to the conclusions of the Fairness Opinion performed by Rodman. Upon receipt of the Fairness Opinion, which determined that the Common Share Offer Price was a fair price for the Common Shares from a financial point of view, and in view of the Company's business, financial condition, results of operations and future prospects, the Board confirmed the establishment of $0.80 net in cash per Common Share as the Common Share Offer Price.

      In preparing the Fairness Opinion and the underlying Report, Rodman utilized several methods to arrive at its conclusion, including comparing the premium over the prevailing market price received by stockholders in similar transactions, especially in light of the liquidity of the Company's Common Shares. The Report provides depictions and demonstrations, as the case may be, historical income statement data, the trading range of the Common Shares, comparative stock performance and analyses based on the valuation of the Common Shares, as expressed through premiums paid, comparable companies and comparable transaction. See the Report filed herewith.

      Rodman's analysis of premiums paid was based upon the review and analysis of the range of premiums paid in similar acquisitions of minority ownership positions. Rodman reviewed 20 recent transactions (the "20 Transactions") that it deemed relevant where the ownership of the acquiror in the target six months prior to the announcement of the transaction was greater than 50%. Using publicly available information, Rodman obtained the premium of the offer price per share relative to the target company's stock price one day, one week and one month prior to the date of announcement of the transaction (the "Announcement Date"). The mean and median range of premiums paid to the target company's stock price one day, one week, and one month prior to the Announcement Date were 52.5% and 33.4%, 55.3% and 43.6%, 58.6% and 54.4%, respectively. The Common Share Offer Price of $0.80 represents a premium of 81.8% over the $0.44 closing price of the Company's Common Shares on April 27, 2001.

      The 20 Transactions Rodman reviewed are given below.

Transaction Date   Target                Acquiror               Target Market Cap. ($)
--------------------------------------------------------------------------------------
04/19/00           Conning Corp          Metropolitan Life         131,518,217
                                         Insurance Co
04/28/00           Metrika Systems Corp  Thermo Instrument          71,399,482
                                         Systems Inc
04/13/00           ONIX Systems Inc      Thermo Instrument         125,628,335
                                         Systems Inc
04/07/00           Thermedics Detection  Thermedics                153,326,179
                   Inc
04/14/00           Thermo BioAnalysis    Thermo Instrument         381,613,579
                                         Systems Inc
05/12/00           Thermo Optek Corp     Thermo Instrument         740,840,612
                                         Systems Inc
03/31/00           Thermo Sentron Inc    Thermedics                136,231,929
05/12/00           ThermoQuest Corp      Thermo Instrument         632,038,500
                                         Systems Inc
09/15/00           Vastar Resources Inc  BP Amoco PLC            6,975,598,515
04/20/00           Travelers Property    Citigroup Inc          12,974,985,484
                   Casualty
06/08/00           Homestead Village Inc Security Capital Group    330,086,562
                                         Inc
06/27/00           Hartford Life         Hartford Fin Svcs       5,956,032,847
                                         Group Inc
07/17/00           Cherry Corp           Investor Group            130,545,350
11/16/00           JLK Direct            Kennametal Inc            143,998,659
                   Distribution Inc
09/27/00           800-JR Cigar Inc      Investor Group            127,519,714
11/08/00           Minolta-QMS Inc       Minolta Investments Co     39,798,393
11/29/00           Trex Medical Corp     Thermo Electron Corp       33,945,384
12/22/00           pcOrder.com           Trilogy Software Inc       58,038,712
03/16/01           Azurix Corp           Enron Corp                418,001,538
04/12/01           Vitaminshoppe.com Inc Vitamin Shoppe              6,362,211
                                         Industries Inc

      As the table demonstrates, only one of the 20 Transactions completed since January 1, 2000 was of comparable size to the Transaction. None of the companies referenced above was involved in consumer electronics, the industry in which the Company operates. For a full discussion of the analysis of such 20 Transactions, see the Report filed herewith.


      Rodman also considered the recent downturn in the Company's operating performance, the potential negative impact of the recent bankruptcy of several key customers on the Company's future prospects and the potential delisting from Nasdaq of the Company's Common Shares, among other factors.


      In arriving at its conclusion, Rodman did not attribute any particular weight to the analyses or factors it considered, but rather made qualitative judgments as to the significance and relevancy of each piece of analysis and factor. Accordingly, Rodman believes that its finding must be considered as a whole and that placing greater reliance on one portion of its analyses and of the factors than another could result in a misleading or incomplete view of the process underlying its conclusion. See the Report filed as an exhibit hereto for further information in relation thereto.

Availability of documents
      The Fairness Opinion was mailed to shareholders with the Offer to Purchase and is available for review at the Commission's Web site at www.sec.gov, as is the Report, filed herewith as Exhibit (A)(8).

      Past Contacts, Transactions, Negotiations and Agreements

Transactions
      See "SPECIAL FACTORS -- 7. Transactions and Arrangements Concerning the Common Shares."

Significant Corporate Events
      Management of the Company began considering, with the backdrop of a decline in the market price of the Common Shares, means to improve such price during discussions held during the summer of 2000, including the possibility of a privatization or a share buyback. Management initiated consideration of a repurchase program of the Common Shares early in August, and discussed the matter with the Board shortly thereafter.

      The Company repurchased 95,4000 Common Shares for cancellation on August 10, 2000 (see "SPECIAL FACTORS -- 7. Transactions and Arrangements Concerning the Common Shares").

      Nonetheless, the price of the Common Shares deteriorated further during the fall of 2000. The depreciation continued unabatedly despite the repurchase of an additional 14,500 Common Shares on December 1, 2000. On December 27, 2000, the Company was notified by the Nasdaq that the Common Shares had traded below $1.00 for 30 consecutive days and was therefore confronted by the delisting of the Common Shares unless the Common Shares could sustain a price above $1.00 for 10 consecutive days within the following 90 day period. This prospect led management to reconsider the possibility, if not the desirability, of maintaining the Company's listing on the Nasdaq SCM. Accordingly, management again considered the issue of taking the Company private.

      On March 28, 2001, the Company received notice from Nasdaq that the 90 day period had expired. Management had at this point seriously considered taking the Company private after an extensive review of all the plausible scenarios. Management then discussed privatization with the Board, undertaking a careful examination of the Company's outlook. See "SPECIAL FACTORS - 2. Purpose and Fairness of the Transaction."

      Having completed its assessment, the Board approved a resolution to engage in the Offer with a view to engaging in the Transaction on April 25, 2001.

Agreements Involving the Subject Company's Securities
      The members of the Herzog Group are party to a voting agreement stipulating that they shall vote together on any matter put before the shareholders.

3. Interests of Certain Persons in the Offer
      Aaron Herzog, the Company's Chief Executive Officer and President and Jacob Herzog, its Chairman, Treasurer and Secretary, and their respective family trusts, collectively own approximately 67% of the Common Shares of the Company. The Herzog Group intends to form Curtis Acquisition Corp., an entity that the Herzog Group anticipates being able, subsequent to the completion of the Offer, to control. To the extent that holders of Common

Shares accept the Offer, the Herzog Group's beneficial ownership percentage in the Company will increase proportionately. Consequently, the Herzog Group will be free to operate the business of the Company under the aegis of NewCo, after the Merger has been consummated, which would not be subject to the reporting requirements imposed by the Exchange Act. Accordingly, the members of the Herzog Group stand to benefit substantially from the Transaction. There can be no assurance that benefits will accrue to the shareholders of the Company to a comparable degree, if at all.


      The address for Messrs. Herzog is care of the Company at 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1.

4. Material Federal Income Tax Consequences

      This summary of federal income tax consequences is not intended to be a complete discussion of all possible federal income tax consequences that shareholders may have by selling their Common Shares in the Offer to Purchase. It is not intended as a substitute for careful tax planning. The applicability of federal income tax laws to shareholders owning Common Shares will vary from one shareholder to another, depending upon each shareholder's tax situation. Accordingly, shareholders are advised to consult with their own attorneys, accountants and other tax advisors as to the effect on their own tax situation of selling their Common Shares.

       The following discussion of the federal income tax consequences does not purport to discuss all aspects of federal, state and local tax laws which may affect shareholders. Instead, it focuses on the federal income tax consequences of a typical shareholder. This discussion of federal income tax consequences is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and upon regulations, revenue rulings, court decisions and administrative authorities governing the Code, as of the date of this Offer to Purchase, and related documents and factual representations made by the Company. Many of the provisions of the Code which are discussed in this summary were added or amended by one or more of the tax acts passed by Congress from 1987 to the present, including 1999 legislation. Legislation proposed in 2000, but not signed into law or enacted, is not considered in this discussion. In many instances, the Internal Revenue Service ("IRS") has not issued regulations or rulings setting forth its interpretation of provisions discussed in this summary, or the courts have not yet ruled on relevant issues. Where neither the IRS nor the courts have provided any guidance as to their position on an issue, this summary contains an interpretation of legal counsel to the Company of such provisions, which merely represents the judgment of such legal counsel and is not binding upon the IRS or the courts. The following discussion presumes the accuracy of facts and assumptions, and continued applicability of legislative, administrative and judicial authorities, all of which authorities are subject to change, possibly retroactively. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below, and any such change could be retroactively applied in a manner that could adversely affect the tax consequences to shareholders of disposing of the Common Shares.

      Furthermore, in an effort to provide guidance to taxpayers as expeditiously as possible, the IRS in many cases adopts its proposed regulations in temporary form or issues announcements or notices of its position. Temporary regulations, announcements and notices may differ significantly from, or be contrary to, the interpretation ultimately adopted by the IRS or the courts. Where the IRS has not released any guidance as to its position, the interpretations in this Offer to Purchase may be based almost entirely upon Tax Counsel's interpretation of the Code provisions. There can be no assurance that Tax Counsel's interpretation will prove to be correct in light of future IRS or judicial decisions. Shareholders are urged, therefore, to seek independent advice in evaluating the merits of this discussion, and specifically, evaluating those provisions of the Code which may have a material affect on the disposition of Common Shares.

      The discussion below is directed primarily to shareholders who own Common Shares in the Company and who are United States persons (as determined for federal income tax purposes). Except as specifically noted, the discussion does not address all of the federal income tax consequences that may be relevant to shareholders in light of each individual shareholder's particular circumstances. In particular, if a shareholder holds Common Shares in the name of a partnership, corporation, trust or estate, or if shareholders are subject to special rules, such as certain financial institutions, tax exempt entities, foreign corporations, non-resident alien individuals, regulated investment companies, insurance companies, dealers in securities or traders in securities who elect to mark-to-market, or if shareholders own Common Shares of the Company as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment, then such shareholders should seek independent advice in evaluating the merits of this discussion and, specifically, in evaluating the provisions of the Code which may have a material effect upon a decision to dispose of Common Shares in the Company. Furthermore, the discussion deals only with Common Shares held as "capital assets" within the meaning of Section 1221 of the Code.


Sale or Exchange Treatment for Shareholders

      Assuming that the Company purchases all of the Common Shares that shareholders own in the Company so that their interest in the Company is completely terminated, then each individual shareholder will, upon the sale of the Common Shares, recognize a gain or loss for federal income tax purposes in an amount equal to the difference between the amount realized and their adjusted tax basis in the Common Shares so purchased. Such gain or loss will be long-term capital gain or loss if the Common Shares were held for more than one year. Shareholders are required to hold their Common Shares for more than one year in order for the investment to qualify as a long-term capital gain, which is subject to an effective maximum federal income tax rate of 20%. If shareholders sell their Common Shares after having held them more than five years, such shareholders may qualify for a lower maximum federal income tax rate on the long-term capital gain. If shareholders sell their Common Shares at a profit within 12 months of purchasing them, any gain would be taxed at ordinary income tax rates. Any loss upon the sale of their Common Shares will generally be a capital loss. Net capital losses may offset no more than $3,000 of ordinary income in the case of individuals and may only offset capital gain in the case of a corporation. If the shareholder is an individual, unused portions of such capital loss can be carried over to be used in later tax years until such net capital loss is exhausted. If the Common Shares are held in the name of a corporation, an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to offset capital gains.

The Company May be Required to Withhold Taxes from Payments Otherwise Made to Shareholders
      Under certain circumstances, the Company is required to engage in backup withholding. Under Code ss. 3406, the Company may be required to withhold 31% of the distributions (known as "backup withholding") that would otherwise be made to shareholders. These rules apply to shareholders who fail to furnish information to the Company or if the Company receives a notice that a shareholder has failed to include interest or dividend payments on returns that were to have been filed with the IRS. Any tax that is withheld can be claimed as a credit on a shareholder's federal income tax return. Shareholders should consult with their own tax advisor as to the impact of the backup withholding rules upon such shareholder's situation. These rules may apply whether the payments are treated as capital gain transactions or as dividend distributions under the discussion immediately above.


Conclusion Regarding Tax Treatment of the Company and Shareholders

      This synopsis of the federal income tax consequences is not intended to be a complete summary of the tax consequences to shareholders of accepting the Offer to Purchase, nor is it intended as a substitute for careful tax planning. The applicability of the tax laws to shareholders will vary from one shareholder to another, depending upon each such shareholder's individual tax situation. Accordingly, shareholders are advised to consult with one of their own attorneys, accountants and other personal tax advisors as to the effect on their tax situation of the proposed purchase of the Common Shares.

      Shareholders should also be aware that any sale of the Common Shares will likely have income tax consequences to them under state income tax laws, depending upon the state in which they are domiciled. Shareholders should consult their tax advisor about the income tax impact upon them of any state income taxation of the offered Common Shares if they believe they may be subject to state income taxation.

      The federal income tax discussion set forth above is included for general information only. Shareholders are urged to consult their tax advisor with respect to the specific tax consequences to them of the Offer, including federal, state, local and foreign tax consequences.

5. Financing of the Offer
      The total amount of funds required by the Company to purchase all the outstanding Common Shares, other than those owned by the Herzog Group, is expected to be approximately $1.37 million. The Company will provide the funds needed from cash, cash equivalents and other marketable securities.

6. Beneficial Ownership of the Common Shares
      The following table sets forth certain information regarding beneficial ownership of the Common Shares as of May 30, 2001 by (a) each shareholder who is known by the Company to beneficially own, directly or indirectly, more than 5% of the Common Shares, (b) each executive officer of the Company, (c) each director of the Company and (d) all directors and executive officers of the Company as a group. As of May 30, 2001, there were 5,263,245 Common Shares outstanding, of which the Herzog Group owns 3,548,000.

                                               Percentage of Common Shares
Name (1)                   Common Shares Held              Outstanding (2)

Aaron Herzog(3) (5)                 1,799,000                          34%

Jacob Herzog (4)(5)                 1,799,000                          34%

David Ben-David (6)                    12,500                            *

All Executive Officers and
Directors as a Group                3,610,500                        68.3%
* Less than one percent.


(1) Unless otherwise indicated, the address of each person listed below is c/o Curtis International Ltd., at 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1.

(2) Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of common stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table.

(3) Consists of: (i) 1,689,208 Common Shares owned directly by Aaron Herzog;
(ii) 84,792 Common Shares owned by the A&E Herzog Family Trust of which Aaron Herzog and Evelyn Fisher Herzog are the Trustees; and (iii) 25,000 Common Shares issuable upon the exercise options granted under the Company's Stock Option plan.

(4) Consists of: (i) 1,663,882 Common Shares owned by Jacob Herzog; (ii) 110,118 Common Shares owned by the Herzog Family Trust of which Jacob Herzog, Beatrice Herzog and Aaron Grubner are the Trustees; and (iii) 25,000 Common Shares issuable upon the exercise of options granted under the Company's Stock Option plan.

(5) Aaron and Jacob Herzog, the members of the Herzog Group, are parties to a voting trust agreement which provides that they will vote their Common Shares together.

(6) Consists of 12,500 Common Shares issuable upon the exercise of options granted under the Company's Stock Option Plan. The exercise price of the options is higher than the Common Share Offer Price.

7. Transactions and Arrangements Concerning the Common Shares

      To the Company' knowledge, no transaction in the Common Shares has been effected during the past two (2) years by the Company or its executive officers, directors, affiliates or subsidiaries, or by any executive officers, directors or affiliates of its subsidiaries other than the 95,400 Common Shares repurchased by the Company for cancellation on

August 10, 2000, and the 14,500 Common Shares repurchased by the Company for cancellation on December 1, 2000 under the repurchase program. Both transactions were recorded as reductions of capital stock and both purchases were made at the then prevailing market price, to wit, $1.00 and $0.75 per share, respectively.

8. Certain Effects of the Transaction


Reduced liquidity of the Common Shares
      Trading in the Common Shares has been very limited. See "SPECIAL FACTORS --2. Purpose and Fairness of the Offer." There can be no assurance that any trading market will exist for the Common Shares following consummation of the Offer. The extent of the public market for the Common Shares following a consummation of the Offer will depend on the number of holders that remain at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, and other factors. An issue of securities with a smaller float may trade at lower prices than would a comparable issue of securities with a greater float. Accordingly, the market price for Common Shares that are not tendered in the Offer may be adversely affected to the extent that the amount of Common Shares purchased pursuant to the Offer reduces the float. The reduced float also may have the effect of causing the trading prices of the Common Shares that are not tendered or purchased to be more volatile. It must be considered highly unlikely that there will be a public market after the consummation of the Offer.


      In addition it is, in point of fact, the express intention of the Herzog Group that there not be a public market for the Common Shares at all. Any Common Shares acquired by the Company in the Offer will be cancelled. Shareholders who remain shareholders of the Company after the Offer has expired will have their Common Shares converted, through the Merger, into redeemable preferred shares of NewCo, which will then be immediately redeemed with no consent required on the part of such preferred shareholders as a measure necessary to the completion of the Transaction.


Exchange Act Registration

      The Common Shares are currently registered under the Exchange Act. Registration of the Common Shares under the Exchange Act may, given the conditions applicable to the Company, be terminated upon application of the Company to the Commission if the Common Shares are no longer held by no less than 300 holders of record. If the Exchange Act registration for the Common Shares is terminated as a result of the Offer, the amount of information publicly available to the remaining shareholders of the Company would be significantly reduced, which could adversely affect the trading market and market value for the remaining Common Shares.

      However, the Company intends to engage in the Merger followed immediately thereafter by the Transaction, which will result in the cancellation of all outstanding Common Shares. The termination of the registration of the Common Shares under the Exchange Act will occur by virtue of their extinction.


The Merger

      The reason the Offer for the Common Shares is being tendered is that the Herzog Group intends that the Company go private, which will be accomplished through the Merger followed by the Transaction. Unless every shareholder of the Common Shares accepts the Offer, the Herzog Group intends to achieve its aims through merging the Company with the Acquisition Corp. The Herzog Group controls more than 66b% of the issued and outstanding Common Shares, which is the percentage required to bring its plans to fruition. Any Common Shares tendered through the Offer described herein will increase the Herzog Group's percentage ownership in the Company through the concomitant reduction in the number of Common Shares outstanding. The separate corporate existence of the Company shall cease, and the Company and the Acquisition Corp. shall become one merged corporation, referred to herein as NewCo. Shareholders of the Common Shares who do not accept the Company's Offer will have their currently issued and outstanding Common Shares converted into shares of redeemable, non-voting preferred stock of NewCo. Consequently, the current shareholders of the Common Shares who do not accept the Company's Offer will possess shares in a private company that will immediately be redeemed with no consent required on the part of the shareholders, whether on the conversion or the redemption. The shareholders are to be granted rights of appraisal under the Ontario Act, but it is impossible to predict what the court of competent jurisdiction would determine the fair market value of the Common Shares to be. In addition, the Canadian withholding tax will in all likelihood be applied to the Company's shareholders who are not Canadian residents unless such shareholders accept the Offer, though such shareholders have the right, at their own expense, to apply for an exemption from the withholding.


      Management of the Company has regretfully concluded that the market price of the Common Shares will not rise to a satisfactory level in the future. Having drawn that conclusion, and seeing no advantage in remaining public, the Company could at far lesser expense have proceeded directly to the Merger described herein. However, the Company's management does not believe that such a course of action would have been in the best interests of the Company's shareholders, in contrast to the Offer made to shareholders hereby. The terms of the Offer to Purchase represent, in the belief of the Company's management, the best means currently available in providing value to its shareholders: Not only are shareholders provided a significant premium over the current market price and are not subject to the Canadian withholding tax, but are spared the expenditure of time, effort and personal funds in pursuing appraisal rights or a refund from the Canadian government.

                                   THE OFFER

1. Terms of the Offer

      Upon the terms and subject to the conditions of the Offer, the Company will purchase all Common Shares at a purchase price of $0.80 net per share, in cash, without interest, that are validly tendered and not withdrawn prior to the expiration of the Offer. There are no accrued dividends on the Common Shares. If at the Expiration Date, all of the Common Shares have not been tendered, the Company may extend the Expiration Date for an additional period or periods of time by making public announcement and giving oral or written notice of the extension to the Depositary. During any such extension, all Common Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the shareholder's right to withdraw the Common Shares. See "THE OFFER--4. Withdrawal Rights."


      Subject to the applicable regulations of the Commission, the Company also reserves the right, in its sole discretion, at any time or from time to time, to: (a) terminate the Offer (whether or not any Common Shares have been purchased) if any condition referred to in "THE OFFER--8. Conditions to the Offer" has not been satisfied or upon the occurrence of any event specified in "THE OFFER--8. Conditions to the Offer"; and (b) waive any condition or otherwise amend the Offer in any respect, in each case by giving oral or written notice of the termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof. The Company acknowledges (a) that Rule 14e-1(c) under the Securities Act requires it to pay the consideration offered or return the Common Shares tendered promptly after the termination or withdrawal of the Offer and (b) that the Company may not delay purchase of, or payment for, any Common Shares upon the occurrence of any event specified in "THE OFFER--8. Conditions to the Offer" without extending the period of time during which the Offer is open.

      The rights the Company reserves in the preceding paragraph supplement but do in no form replace its rights described in "THE OFFER--8. Conditions to the Offer". Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 4:00 p.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement, subject to applicable law (including Rules 13e-4(e), 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Common Shares), the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

      If the Company makes a material change in the terms of the Offer, or if the Company waives a material condition to the Offer, the Company will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 13e-3(e), 13e-4(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten-business-day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if prior to the Expiration Date, the Company decreases the number of Common Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, the Company will extend the Offer at least until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

      Consummation of the Offer is conditioned upon satisfaction of the conditions set forth in "THE OFFER--8. Conditions to the Offer". The Company reserves the right (but is not obligated), in accordance with applicable rules and regulations of the Commission, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, the Company may elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Common Shares until the expiration of the Offer, as extended, subject to the terms of the Offer; or (b) terminate the Offer and not accept for payment any Common Shares and return all tendered Common Shares to tendering shareholders. In the event that the Company waives any condition set forth in "THE OFFER--8. Conditions to the Offer", the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the shareholders, require that the Offer remain open for an additional period of time and/or that the Company disseminates information concerning such waiver.

      This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Common Shares.

2. Acceptance for Payment and Payment

      Upon the terms and subject to the conditions of the Offer (including, if the Company extends or amends the Offer, the terms and conditions of the Offer as so extended or amended), the Company will purchase, by accepting for payment, and will pay for, all Common Shares validly tendered and not properly withdrawn (as permitted under "THE OFFER--4. Withdrawal Rights") promptly after the Expiration Date if all of the conditions to the Offer set forth in "THE OFFER--8. Conditions to the Offer" have been satisfied or waived on or prior to the Expiration Date.


      In all cases, the Company will pay for the Common Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Common Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Common Shares into the Depositary's account at Continental (referred to herein, where appropriate, as the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares";
(b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires. Accordingly, payment may be made to tendering shareholders at different times. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares" for a description of the procedure for tendering Common Shares pursuant to this Offer.

      The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Common Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce that agreement against the participant.


      For purposes of the Offer, the Company will be deemed to have accepted for payment, and purchased, Common Shares validly tendered and not withdrawn if, as and when the Company gives oral or written notice to the Depositary of acceptance of the Common Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Common Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Common Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to validly tendering shareholders.


      Under no circumstances will the Company pay interest on the Common Share Offer Price for the Common Shares, regardless of any extension of the Offer or any delay in making such payment.


      If the Company does not purchase any tendered Common Shares pursuant to the Offer for any reason, or if shareholders submit Share Certificates representing more Common Shares than they wish to tender, the Company will return Share Certificates representing unpurchased or untendered Common Shares, without expense to the shareholder (or, in the case of Common Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares", the Common Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.


      If, prior to the expiration date, the Company increases the price offered to holders of Common Shares in the Offer, the Company will pay the increased price to all holders of Common Shares that it purchases in the Offer, whether or not the Common Shares were tendered before the increase in price.

3. Procedures for Accepting the Offer and Tendering the Common Shares

      To tender Common Shares pursuant to this Offer, shareholders must deliver before the expiration of this Offer to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (1) either (a) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (and any other documents required by the Letter of Transmittal) or (b) an Agent's Message in connection with a book-entry delivery of Common Shares and (2) either (a) the Share Certificates for the tendered Common Shares must be received by the Depositary at one of such addresses, (b) the Common Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary or (c) shareholders must comply with the guaranteed delivery procedures described below.

      The method of delivery of Common Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the shareholder's option and sole risk, and delivery will be considered made only when the Depositary actually receives the Common Shares. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, shareholders should allow sufficient time to ensure timely delivery.


Book-Entry Transfer

      The Depositary will make a request to establish an account with respect to the Common Shares at the Book-Entry Transfer Facility for the purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Common Shares by causing the Book-Entry Transfer Facility to transfer the Common Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Common Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or shareholders must comply with the guaranteed delivery procedure set forth below. Delivery of documents to the Book-Entry Transfer facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.


 Signature Guarantees
      A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on the Letter of Transmittal, unless the Common Shares tendered are tendered (a) by a registered holder of Common Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

      If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Common Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal. If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery

      If shareholders want to tender Common Shares in the Offer but do not have Share Certificates immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, such Common Shares may nevertheless be tendered if shareholders comply with all of the following guaranteed delivery procedures:

      (a) the tender is made by or through an Eligible Institution;

      (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by the Company, on or before the Expiration Date; and


      (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Common Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three (3) trading days after the date of execution of the Notice of Guaranteed Delivery.


      Shareholders may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.


      Notwithstanding any other provision of the Offer, the Company will pay for Common Shares only after the conditions to the Offer have been met and only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Common Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Common Shares have been transferred into the Depositary's account at the Book-Entry Transfer Facility.

Backup Federal Income Tax Withholding

      Under the backup federal income tax withholding laws applicable to certain shareholders (other than certain exempt shareholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those shareholders pursuant to the Offer. To prevent backup federal income tax withholding, shareholders must provide the Depositary with their correct taxpayer identification number and certify that they are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.


Determination of Validity
      All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Common Shares will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Common Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders.

      The Company' interpretation of the terms and conditions of the Offer will be final and binding. No tender of Common Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by the Company. None of the Company nor any of its affiliates or assigns, the Depositary or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Binding Agreement

      The Company' acceptance for payment of Common Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the Company and each individual shareholder upon the terms and subject to the conditions of the Offer.


4. Withdrawal Rights

      Except as described in this Section 4, tenders of Common Shares made in the Offer are irrevocable. Shareholders may withdraw Common Shares that they have previously tendered in the Offer at any time on or before the Expiration Date.

       In order for the withdrawal to be effective, shareholders must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the shareholder's name, the number of Common Shares that such shareholder wants to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Common Shares as shown on the Share Certificate, if different from such shareholder's name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, shareholders must submit the serial numbers shown on the particular certificates evidencing the Common Shares to be withdrawn and an Eligible Institution, as defined in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares," must guarantee the signature on the notice of withdrawal, except in the case of Common Shares tendered for the account of an Eligible Institution. If Common Shares have been tendered pursuant to the procedures for book-entry transfer set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares," the notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Common Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Shareholders may not rescind a withdrawal of Common Shares. Any Common Shares that shareholders withdraw will be considered not validly tendered for purposes of the Offer, but shareholders may tender their Common Shares again at any time before the Expiration Date by following any of the procedures described in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares."


      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination will be final and binding. Neither the

Company, any of its respective affiliates or assigns, the Depositary or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Price Range of the Common Shares; Dividends

      The Company's Common Shares are traded in the Nasdaq SCM under the symbol "CURT." The following table sets forth for the periods indicated the range of the high and low bid quotations for the Company's Common Shares as quoted on the Nasdaq SCM. The reported bid quotations reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.


2001
                                HIGH       LOW
                                ----       ---
          1st Quarter           $0.75      $0.531
          2nd Quarter to date   $0.78      $0.47

2000
                                HIGH       LOW
                                ----       ---
          1st Quarter           $3.219     $1.875
          2nd Quarter           $2.0       $0.938
          3rd Quarter           $1.688     $0.906
          4th Quarter           $1.313     $0.625

1999
                                HIGH       LOW
                                ----       ---
          1st Quarter           $6.125     $5.25
          2nd Quarter           $7.125     $5.5
          3rd Quarter           $7.125     $1.75
          4th Quarter           $3.125     $1.531


      The closing price for the Common Shares on April 27, 2001, was $0.44. See, e.g., http://quotes.nasdaq.com.

      Although the Company expects any untendered Common Shares to continue to be traded after the consummation of the Offer, to the extent that the Common Shares are traded, the prices of Common Shares may fluctuate depending on the trading volume and the balance between buy and sell orders. The Company believes that the trading market for the Common Shares that remain outstanding after the Offer will be very limited. See "SPECIAL FACTORS-8. Certain Effects of the Transaction --Reduced Liquidity of the Common Shares".

      The Company and its affiliates, including its executive officers and directors, will be prohibited under applicable federal securities law from repurchasing additional Common Shares outside of the Offer until at least the 10th business day after the Expiration Date. Following such time, if any Common Shares remain outstanding, the Company may purchase additional Common Shares in the open market, in private transactions, through a subsequent offer, or otherwise, any of which may be consummated at purchase prices higher or lower than that offered in the Offer described in this Offer to Purchase. The decision to repurchase additional Common Shares, if any, will depend upon many factors, including the market price of the Common Shares, the results of the Offer, the business and financial position of the Company, and general economic and market conditions. Any such repurchase may be on the same terms or on terms more or less favorable to shareholders than the terms of the Offer as described in this Offer to Purchase. In addition, the Company intends to effectuate the Merger, whereby the Common Shares will be converted into shares of NewCo, a private company.

      As of April 30, 2001, there were 18 registered holders of the Common Shares. Dividends on the Common Shares have never been paid. There are no accrued dividends on the Common Shares. The Company has no present intention to pay dividends on the Common Shares in the near future.


6. Possible Effects of the Offer on the Market for the Common Shares and Exchange Act Registration

      The purchase of the Common Shares pursuant to the Offer will reduce the number of Common Shares that might otherwise be traded and the number of holders of Common Shares, which could adversely affect the liquidity and market value of the remaining Common Shares held by the public and have other consequences with respect to the Exchange Act registration of the Common Shares. See "SPECIAL FACTORS-8. Certain Effects of the Transaction" and "THE OFFER-- 8. Conditions to the Offer."


7. Certain Information Concerning Curtis International Ltd.

General
      The Company is an Ontario corporation with its principal executive offices located at 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1 and its phone number is (416) 674-2123.

Directors and Executive Officers

      Each of the persons named below was elected to serve as a member of the Company's Board of Directors until the 2001 Annual Meeting of Stockholders or until his successor shall have been duly elected and qualified. The names of the current directors and certain information about them, as of May 30, 2001, are set forth below.


Name                   Age               Position
----                   ---               --------
Aaron Herzog           40                President, Chief Executive Officer and
                                         Director
Jacob Herzog           49                Chairman, Treasurer and Secretary
David Ben-David        39                Director

      Set forth below is a biographical description of each director and executive officer of the Company based on information supplied by each of them.

      Aaron Herzog is a co-founder of Curtis International Ltd., and has served as the Company's President, Chief Executive Officer and Director since its formation in 1990. Mr. Herzog also acts as sales director of the Company. Mr. Herzog earned a degree in Management from McGill University in 1981.

      Jacob Herzog is a co-founder of Curtis International Ltd., and has served as the Company's Chairman, Treasurer, Secretary and Director since its formation in 1990. Mr. Herzog has been in the consumer electronics business since the early 1970's.

      David Ben-David has been a Director of the Company since August 1998. From July 1990 - June 1997, Mr. Ben-David served as Vice President and Chief Financial Officer of NSI Communications, Inc. From June 1997 -present, Mr. Ben-David has served as President and Chief Operating Officer of NSI Communications, Inc. NSI Communications, Inc. is a manufacturer of communications products. Mr. Ben-David earned a B.A. in Economics in 1983 from Bar Ilan University in Israel, an M.B.A. in 1987 from McGill University and a Public Accountant degree in 1989 from McGill University.

      Aaron Herzog and Jacob Herzog are brothers. There are no other family relationships among the Company's directors and executive officers.

      During the last five years, to the best knowledge of the Company, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Available Information
      The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of certain dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained (i) by mail, upon payment of the Commission's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or (ii) at the Commission's world-wide web site at www.sec.gov.

Historical Financial Information
      The audited financial statements set forth on pages F-2 through F-20 of the Company' Form 10-K for the fiscal year ended May 31, 2000 and the unaudited financial statements in the Company' Forms 10-Q for the fiscal quarters ended August 31, 2000, November 30, 2000 and February 28, 2001 are hereby incorporated by reference into this Offer to Purchase. Such reports, documents and other financial information may be inspected and copies may be obtained from the Commission in the manner set forth above.


Summary Financial Information
      A summary of the financial information is provided below. For complete rendition of such financial information, see immediately above.

      Income Statement Data:

                                         February 28,
                                         2001*           May 31, 2000 May 31, 1999
                                         ----------      ------------ ------------
Net Sales ............................   35,873,160      $42,612,206  $39,309,062

Gross Margin .........................    5,963,716        7,670,593    7,266,563
Other Expenses .......................    6,798,378        4,878,426    4,814,041

Income from continuing operations ....     (834,662)       2,792,167    2,452,522

Income from continuing operations
per share ............................        (0.16)            0.52         0.53

Net income ...........................     (443,798)      $1,649,105    1,343,757

Basic Earnings Per Share .............        (0.08)            0.31         0.29

Weighed Average Number of Common
Shares ...............................   5,2297,426        5,373,145    4,591,162

*     As of the nine months ended on such date

      Balance Sheet Data:

                                        February 28,
                                        2001            May 31, 2000  May 31, 1999
                                        -----------     ------------  ------------
Current Assets .......................   11,775,746      $13,227,924   $13,777,744

Total assets .........................   12,484,516      $14,079,208   $14,663,946

Total liabilities ....................    1,638,662       $2,512,157    $4,494,470

      Shareholders' Equity:

                                        February 28,
                                        2001            May 31, 2000  May 31, 1999
                                        -----------     ------------  ------------
Capital Stock ........................   $7,236,199       $7,342,163    $7,342,163

Cumulative Translation
Adjustment ...........................     (470,027)        (298,592)      (47,062)

Retained Earnings ....................    4,079,682        4,253,480     2,874,375

Shareholders'
equity ...............................  $10,845,854      $11,567,051   $10,169,476

Book Value per Common Share ..........        $2.05            $2.15         $2.21

Total Liabilities and Shareholders'
Equity ...............................  $12,484,516      $14,079,208   $14,663,946


8. Conditions to the Offer
      Notwithstanding any other term of the Offer, the Company will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Company's obligation to pay for or return tendered Common Shares after the termination or withdrawal of the Offer), pay for any Common Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if:


(1) there will be pending or overtly threatened any suit, action or proceeding brought by or on behalf of any governmental entity, or any suit, action or proceeding brought by or on behalf of any shareholder of the Company or any other person or party (A) challenging the acquisition of any Common Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer, or alleging that any such acquisition or other transaction relates to, involves or constitutes a breach of fiduciary duty by the Company' directors or a violation of federal securities law or applicable corporate law or (B) seeking to impose a material condition to the Offer which would be adverse to the Company' shareholders;

(2) there will be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or any other action will be taken by any governmental entity or court, that is reasonably likely to result, in any of the consequences referred to in clauses
(A) and (B) of paragraph (2) above;

(3) there will have occurred (A) any general suspension of, shortening of hours for or limitation on prices for trading in the Common Shares in the over-the-counter market (whether or not mandatory), (B) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a material adverse effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer, (D) any limitation or proposed limitation (whether or not mandatory) by any U.S. governmental authority or agency, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions, or (E) in the case of any of the situations described in clauses (A) through (D) inclusive existing at the date of commencement of the Offer, a material escalation or worsening thereof; or

(4) there will have occurred or be likely to occur any event or series of events that, in the reasonable judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer or that will, or is reasonably likely to, impair the contemplated benefits to the Company of the Offer, or otherwise result in the consummation of the Offer not being or not being reasonably likely to be in the best interest of the Company; which, in the reasonable judgment of the Company, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment for Common Shares.

      The foregoing conditions are for the sole benefit of the Company and its affiliates and may be asserted by the Company regardless of the circumstances giving rise to such condition or may, prior to the expiration of the Offer, be waived by the Company in whole or in part at any time and from time to time in its sole discretion. If any condition to the Offer is not satisfied or waived by the Company prior to the Expiration Date, the Company reserves the right (but shall not be obligated), subject to applicable law, (i) to terminate the Offer and return the tendered Common Shares to the tendering shareholders; (ii) to waive all unsatisfied conditions and accept for payment and purchase all Common Shares that are validly tendered (and not withdrawn) prior to the Expiration Date; (iii) to extend the Offer and retain the Common Shares that have been tendered during the period for which the Offer is extended; or (iv) to amend the Offer. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of or otherwise affect any other rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding upon all parties.


      The Company acknowledges that the Commission believes that (a) if the Company is delayed in accepting the Common Shares it must either extend the Offer or terminate the Offer and promptly return the Common Shares and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer.

9. Legal Matters
      The Company is not aware of any license or regulatory permit that appears to be material to the business of the Company and that might be adversely affected by the Company' acquisition of Common Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Common Shares by the Company pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought and if such approval could not be obtained in a timely manner, the Offer would be terminated.

10. Fees and Expenses

      Except as otherwise provided herein, all fees and expenses incurred in connection with the Offer will be paid by the party incurring such fees and expenses, except that the Company will pay for all fees and expenses relating to the filing, printing and mailing of the documents in connection with the Offer. Estimated fees and expenses to be incurred by the Company in connection with the Offer are as follows:

Depositary Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $3,500
Legal, Accounting and Other Professional Fees . . . . . . . . . . . . .   80,000
Printing and Mailing Costs . . . . . . . . . . . . . . . . . . . . . .     7,500
Commission Filing Fees. . . . . . . . . . . . . . . . . . . . . . . . .    1,077
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,000
                                                                           =====

Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $97,077
                                                                         =======

      Directors, officers and regular employees of the Company and its affiliates (who will not be specifically compensated for such services) may contact shareholders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages and personal interviews regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Common Shares. The Company will reimburse its affiliates for the time that the employees of such affiliates spend performing such services.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

11. Miscellaneous
      The Depositary for the Offer is Continental Stock Transfer & Trust Company. All deliveries, correspondence and questions sent or presented to the Depositary relating to the Offer should be directed to the address or telephone number set forth on the back cover of this Offer to Purchase. The Company will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses.

      The Depositary does not assume any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates contained in this Offer to Purchase or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

      Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding material to their customers. The Company will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Common Shares pursuant to the Offer.

      The Company is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Common Shares, the Company will make a good faith effort to comply with that state statute. If, after a good faith effort, the Company cannot comply with the state statute, it will not make the Offer to, nor will it accept tenders from or on behalf of, the holders of Common Shares in that state.


      The Company has filed with the Commission a combined Tender Offer Statement on Schedule TO-I and Rule 13E-3 Transaction Statement on Schedule 13E-3 together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to such Schedule TO-I/13E-3. The Schedule TO-I/13E-3 and any exhibits or amendments may be examined and copies may be obtained from the Commission in the same manner as described in "THE OFFER--7. Certain Information Concerning the Company" with respect to information concerning the Company except that copies will not be available at the regional offices of the Commission.

      The Company has not authorized any person to give any information or to make any representation on behalf of the Company not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, shareholders should not rely on any such information or representation as having been authorized.


      Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of the Company since the date as of which information is furnished or the date of this Offer to Purchase.

                     The Information Agent for the Offer is:

                       [LOGO OF MACKENZIE PARTNERS, INC.]

                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                                       or
                          Call Toll-Free (800) 322-2885

                                                                  Exhibit (A)(2)

                                                                  April 30, 2001

Board of Directors
Curtis International Ltd.
315 Atwell Drive
Toronto, ON  M9W 5C1

Dear Gentlemen:


      We understand that Curtis International Ltd. ("Curtis" or the "Company") and Curtis Acquisition Corp. (the "Acquiror") intend, subject to approval by its shareholders, to undertake the following: (i) the Company would commence a tender offer (the "Tender Offer") for all of the outstanding shares of the Company's common stock (the "Common Shares"), other than those held by Jacob Herzog, Aaron Herzog, the A&E Herzog Family Trust and the Herzog Family Trust (collectively, the "Herzog Group"), for $0.80 per share, net to the seller in cash (the "Consideration") and (ii) the Company would be merged with the Acquiror in a merger (the "Merger"), in which each Common Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or as to which dissenters rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." Further, we understand that the Herzog Group beneficially owns approximately 67% of the Company's currently outstanding Common Shares.


      You have asked for our opinion, as investment bankers, as to whether the sum of $0.80 per share, is fair to the Company's shareholders, excluding the Herzog Group, from a financial point of view.

      Rodman & Renshaw, Inc., as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of Curtis in connection with the Transaction and have received fees for financial advisory services upon execution of our financial advisory engagement with the Company and will receive additional fees for our financial advisory services upon the delivery of this opinion.

      In arriving at the opinion set forth below, with respect to the Company, we have, among other things: (a) reviewed certain publicly available historical business and financial information relating to the Company which we deemed to be relevant; (b) reviewed, from a financial point of view, the Offer to Purchase;
(c) reviewed certain publicly available financial and operating data relating to the Company's business and prospects, which historical information and data the senior management of Curtis has represented to us fairly represents the financial condition and operating results of the Company as of the dates presented; (d) discussed certain financial information and the business and prospects of the Company with Curtis's senior management; (e) reviewed the reported historical and recent market prices and trading volumes of the Curtis Common Shares; (f) reviewed the listing status of the Company's Common Shares and the potential impact of delisting on the value of the Company's Common Shares; (g) compared the financial, operating and stock price performance of Curtis with certain other companies deemed comparable; (h) reviewed the financial terms, to the extent publicly available, of certain other acquisition transactions deemed comparable; and (i) made such other analyses and examinations as we deemed necessary or appropriate. We also have taken into account our assessment of economic, market and financial conditions generally and within the industry in which Curtis is engaged.

      In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by Curtis or obtained by us from other sources, and we have relied upon the representations of senior management of the Company that they are unaware of any information or facts that would make the information provided to us incomplete or misleading. We have not independently verified such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of Curtis nor have we been furnished with any such appraisals. In addition, we have relied on representations from senior management of Curtis (a) that the distribution to be made to each holder of Common Shares of Curtis will be made as promptly after closing as is practicable; and (b) that the Common Shares of Curtis will continue to be traded in the over-the-counter market until such distribution. With respect to our discussions pertaining to future prospects and our analysis of the available financial forecasts of the Company which we have reviewed, we have relied on the representations of the senior management of Curtis that such available forecasts are reasonable, reflect the best currently available estimates and judgments of senior management of Curtis as to the future financial position of the Company and that: (a) as to the respective forecasts, they are unaware of any facts that would make such information incomplete, in any material respect, or misleading; and (b) there have been no material developments in the business (financial or otherwise) or prospects of the Company, since February 28, 2001.

      Our opinion is necessarily based on economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion that may come or be brought to our attention after the date of this opinion. In the performance of our financial advisory services, we were not engaged to solicit, and did not solicit, interest from any party with respect to the acquisition of Curtis or any of its assets. No limitations were imposed upon us by Curtis with respect to the investigations to be made or procedures to be followed by us in rendering our opinion.

      The opinion expressed herein does not constitute a recommendation as to any action the Board of Directors of Curtis or any shareholder of Curtis should take in connection with the Transaction. Further, we express no opinion herein as to the structure, terms or effect of any other aspect of the Transaction, including, without limitation, the tax consequences thereof.

      It is understood that this letter is for the information of the Board of Directors of Curtis in connection with its evaluation of the fairness, from a financial point of view, as of the date hereof, of the distribution to be made to the holders of Curtis Common Shares pursuant to the Transaction and for inclusion in the Offer to Purchase. Without limiting the foregoing, in rendering this opinion, we have not been engaged to act as an agent or fiduciary for the Company's common shareholders or any other third party.

      Based on and subject to the foregoing, we are of the opinion that the sum of $0.80 per share, is fair to the Company's shareholders, excluding the Herzog Group, from a financial point of view.

                                          Very truly yours,

                                          RODMAN & RENSHAW, INC.



                                          By:   /s/ John J. Borer
                                                --------------------------------
                                                John J. Borer, III
                                                Senior Managing Director

--------------------------------------------------------------------------------
                                                                  Exhibit (A)(8)

Presentation to:

Board of Directors of Curtis International Ltd.

April 30, 2001

This fairness analysis, as presented to Curtis International Ltd.'s ("Curtis" or the "Company") Board of Directors (the "Board") on April 30, 2001, has been prepared by Rodman & Renshaw, Inc. ("Rodman") in support of our opinion as to the fairness from a financial point of view of the consideration to be paid to the minority shareholders of Curtis by the Company in connection with the Herzog Group's acquisition of the remaining shares of Curtis not already owned by the Herzog Group. This analysis is for the confidential use of the Board only in their evaluation of the proposed transaction. Any other use of this analysis or any publication of this analysis without Rodman's prior written consent is strictly prohibited, provided, however, that Rodman hereby consents to the inclusion of and references to this analysis in its entirety in the Schedule TO and Schedule 13E-3 relating to the proposed transaction.

In the preparation of this analysis, Rodman reviewed business and financial information of Curtis as provided by the Company and discussed this information with management of the Company. Rodman has not independently verified the completeness or accuracy of any of the information it has relied upon and has assumed that the information reflects management's best estimates and judgment. Rodman has not undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of Curtis nor have we been furnished with any such appraisals.


In arriving at its conclusion, Rodman did not attribute any particular weight to the analyses or factors it considered, but rather made qualitative judgments as to the significance and relevancy of each piece of analysis and factor. For the purposes of this analysis, Rodman chose not to review the Company's projections; accordingly, we did not perform a discounted cash flow analysis. Our opinion, this analysis, and any conclusions drawn therefrom, do not constitute a recommendation as to any action the Board or any shareholder of Curtis should take in connection with the proposed transaction. Further, we express no opinion herein as to the structure, terms or effect of any other aspect of the transaction, including, without limitation, the tax consequences thereof. Our opinion, this analysis, and any conclusions drawn therefrom, are necessarily based on economic, market and other conditions as they exist, and the information made available to us, as of the date hereof.

Table of Contents
--------------------------------------------------------------------------------

Section:

I.    Executive Summary

II.   Situation Analysis

III.  Valuation Analysis

Exhibits:

A.    Premiums Paid Analysis

B.    Comparable Company Analysis

C.    Comparable Transaction Analysis

I. EXECUTIVE SUMMARY

Transaction Summary
--------------------------------------------------------------------------------

o Rodman & Renshaw, Inc. ("Rodman") is pleased to present to the Board of Directors of Curtis International Ltd. ("Curtis" or the "Company") an analysis of the proposed tender offer (the "Transaction")

o     The terms of the Transaction are:

      - Curtis is offering to purchase all outstanding shares of the Company's common stock (the "Common Shares"), excluding the Common Shares owned by Aaron Herzog, Jacob Herzog, the A&E Herzog Family Trust and the Herzog Family Trust (collectively, the "Herzog Group"), for $0.80 per share in cash (the "Transaction Price")

      - The Herzog Group will found a new company, Curtis Acquisition Corp. ("Curtis Acquisition"), to be 100% owned by the Herzog Group, which will be merged with the Company, with the merged companies forming a new entity ("Newco")

      - Any Common Shares not tendered will be converted into redeemable, non-voting, preferred shares of Newco, which will immediately be redeemed for $0.80 per share

Company History
--------------------------------------------------------------------------------

o Curtis designs, distributes and markets value-priced consumer electronic products, including telephones, answering machines, caller ID systems, CD and cassette systems, portable televisions and computer accessories

      - The Company's products are sold under the Curtis and CTP Worx brand names

o The Company's customers consist of mass merchandisers, drug store chains, specialty marketers, consumer electronics retailers and appliance and department stores

      - Recently, several of the Company's customers have filed for bankruptcy, resulting in a negative impact on the Company's current operations and future prospects

o Curtis completed its initial public offering of 1,650,000 Common Shares at $5.00 per share on November 12, 1998

      - The lead manager was Joseph Stevens & Company, Inc. and the co-manager was Royce Investment Group, Inc.

      - To the best of Rodman's knowledge, the Company has never been covered by any research analyst

o The Herzog Group currently holds approximately 67% of the outstanding Common Shares

o     The closing price of the Common Shares on April 27, 2001 was $0.44

Valuation Summary
--------------------------------------------------------------------------------

o The Transaction Price represents a premium of 81.8% over the closing price of the Common Shares on April 27, 2001

Current Market Valuation

Current Price Per Share as of 4/27/01                                 $     0.44

Fully Diluted Shares Outstanding:
      Common Stock                                                     5,263,245
      Dilutive Securities (a)                                                 --
                                                                      ----------
      Total                                                            5,263,245

Total Market Value                                                    $2,315,828
      Less Cash                                                        1,124,995
                                                                      ----------
Total Market Capitalization                                           $1,190,833

Implied Company Valuation

Transaction Price Per Share                                           $     0.80

Fully Diluted Shares Outstanding:
      Common Stock                                                     5,263,245
      Dilutive Securities (a)                                                 --
                                                                      ----------
      Total                                                            5,263,245

Total Market Value                                                    $4,210,596
      Less Cash                                                        1,124,995
                                                                      ----------
Total Market Capitalization                                           $3,085,601

----------
(a) Calculated using treasury method. All outstanding options and warrants have exercise prices of $1.75 or greater.

Premium Paid

Date                                           Price               Premium
-----------------                             ------               -------
Current (4/27/01)                             $ 0.44                81.8%
One Day Prior                                 $ 0.44                81.8%
One Week Prior                                $ 0.57                40.4%
One Month Prior                               $ 0.63                28.0%

II.SITUATION ANALYSIS

Historical Income Statement Comparison
--------------------------------------------------------------------------------

o Curtis experienced a significant downturn in its operating results in the third quarter of fiscal 2001, causing an erosion of book value

                       Q4 1999        Q1 2000        Q2 2000         Q3 2000
                     -----------    -----------    -----------     -----------
Revenue              $ 6,011,615    $10,413,498    $18,624,623     $ 7,175,725
Gross Profit           1,436,145      1,910,827      3,010,234       1,290,856
Gross Margin               23.9%          18.3%          16.2%           18.0%
EBIT                     794,905      1,063,526      1,681,285         304,724
EBIT Margin                13.2%          10.2%           9.0%            4.2%
EBITDA                   816,347      1,078,373      1,697,909         338,927
EBITDA Margin              13.6%          10.4%           9.1%            4.7%
Net Income               156,280        442,899        818,818         212,584
Net Margin                  2.6%           4.3%           4.4%            3.0%

                       Q4 2000        Q1 2001        Q2 2001         Q3 2001
                     -----------    -----------    -----------     -----------
Revenue              $ 6,398,360    $10,285,677    $22,276,262     $ 3,311,221
Gross Profit           1,458,676      1,846,747      3,574,236         542,733
Gross Margin               22.8%          18.0%          16.0%           16.4%
EBIT                     342,319        803,270      2,061,061        (272,077)
EBIT Margin                 5.4%           7.8%           9.3%           -8.2%
EBITDA                   439,279        829,490      2,087,995        (245,507)
EBITDA Margin               6.9%           8.1%           9.4%           -7.4%
Net Income               174,804        356,167       (618,233)       (181,732)
Net Margin                  2.7%           3.5%          -2.8%           -5.5%

Daily Stock Price and Volume
--------------------------------------------------------------------------------

o Curtis' stock price has declined by over 90% from its initial public offering price of $5.00 on November 12, 1998

--------------------------------------------------------------------------------
                          CURT Stock Price and Volume

                CURT     Volume
                ----     ------
     Nov-98     5.25     83600
     Nov-98    5.188     97700
     Nov-98    5.375     37600
     Nov-98    5.313    112500
     Nov-98    5.438     62400
     Nov-98    5.375     47200
     Nov-98    5.375     17600
     Nov-98    5.438     35200
     Nov-98    5.375     60900
     Nov-98    5.438     11200
     Nov-98    5.375      6500
     Nov-98     5.75     29000
     Dec-98    5.375     21800
     Dec-98    5.375     32700
     Dec-98    5.375     13500
     Dec-98      5.5     78400
     Dec-98    5.625     13500
     Dec-98      5.5     27700
     Dec-98      5.5     25100
     Dec-98      5.5     65100
     Dec-98      5.5     63500
     Dec-98      5.5     43900
     Dec-98      5.5    164700
     Dec-98    6.063    111700
     Dec-98     5.75     85100
     Dec-98     5.75     53700
     Dec-98     5.75     21000
     Dec-98    5.875     60200
     Dec-98    5.813     59300
     Dec-98        6      7300
     Dec-98     5.75     45600
     Dec-98     5.75     24900
     Dec-98      5.5     10400
     Dec-98      5.5      9000
     Jan-99     5.75     10200
     Jan-99      5.5     10600
     Jan-99      5.5     37200
     Jan-99      5.5     16400
     Jan-99    5.625     32000
     Jan-99    5.375      8800
     Jan-99     5.25     17100
     Jan-99     5.25     11100
     Jan-99    5.875     28100
     Jan-99    5.875     80900
     Jan-99     5.75     19000
     Jan-99    5.875     37400
     Jan-99      5.5     16000
     Jan-99    5.563     37900
     Jan-99    5.563     38400
     Jan-99     5.75     60700
     Jan-99    5.875     27700
     Jan-99    6.125     25700
     Jan-99    5.875     34100
     Feb-99    5.875      9400
     Feb-99     5.75     23500
     Feb-99     5.75      5900
     Feb-99     5.75     13200
     Feb-99     5.75      9200
     Feb-99     5.75     23000
     Feb-99     5.75     32700
     Feb-99     5.75     36700
     Feb-99        6     24200
     Feb-99     5.75     14600
     Feb-99     5.75      9700
     Feb-99     5.75     38400
     Feb-99     5.75     17500
     Feb-99        6     14500
     Feb-99        6     70600
     Feb-99     5.75     45400
     Feb-99     5.75      9700
     Feb-99      5.5     33700
     Feb-99    5.625     27600
     Mar-99    5.625     15400
     Mar-99    5.625     19700
     Mar-99    5.875     42300
     Mar-99    5.625      4200
     Mar-99    5.813     32200
     Mar-99    5.625      9300
     Mar-99    5.625      5000
     Mar-99    5.875      8800
     Mar-99     5.75     21900
     Mar-99    5.625      9000
     Mar-99    5.625     40000
     Mar-99    5.875     38200
     Mar-99      5.5     32100
     Mar-99      5.5     10000
     Mar-99      5.5      6900
     Mar-99      5.5     33400
     Mar-99    5.625      6500
     Mar-99      5.5      3200
     Mar-99      5.5     15000
     Mar-99    5.625     12100
     Mar-99    5.625      7900
     Mar-99    5.875     11000
     Mar-99      5.5     13600
     Apr-99      5.5      3900
     Apr-99     5.75      3100
     Apr-99      5.5     13500
     Apr-99      5.5     24100
     Apr-99    5.875      7000
     Apr-99    5.875      6300
     Apr-99    5.688      6100
     Apr-99    5.688      4100
     Apr-99    5.688      7500
     Apr-99     5.75      2700
     Apr-99     5.75     14500
     Apr-99      5.5     20700
     Apr-99      5.5      7800
     Apr-99    5.594     38800
     Apr-99    5.594      8500
     Apr-99    5.625      3700
     Apr-99     5.75     36700
     Apr-99    6.125     30600
     Apr-99    5.875      4400
     Apr-99    6.125     21100
     Apr-99        6     13700
     May-99        6     33600
     May-99        6     11400
     May-99    6.063     25400
     May-99    6.063     32900
     May-99        6      5100
     May-99    6.063     15800
     May-99    6.188     18200
     May-99    6.063     19100
     May-99        6     12100
     May-99    6.063     11200
     May-99        6     27700
     May-99        6      9300
     May-99        6     63500
     May-99        6     26200
     May-99        6     12900
     May-99    6.125     26100
     May-99    6.125     21000
     May-99        6      3800
     May-99     6.25     33000
     May-99        6    101500
     Jun-99        6      8200
     Jun-99        6     21300
     Jun-99        6     15400
     Jun-99        6     27200
     Jun-99        6      2000
     Jun-99    6.063     23300
     Jun-99    6.063     20000
     Jun-99        6      8900
     Jun-99        6     11500
     Jun-99    6.063      4100
     Jun-99    6.313     65300
     Jun-99    6.438    139800
     Jun-99    6.438     54100
     Jun-99    6.438     33100
     Jun-99    6.438     56000
     Jun-99    6.625    144800
     Jun-99    6.563    105700
     Jun-99        7    123500
     Jun-99    7.125    184900
     Jun-99        7     64200
     Jun-99    7.125     32700
     Jun-99      6.5     74800
     Jul-99        7     50100
     Jul-99    6.875     27800
     Jul-99     6.75     29000
     Jul-99    6.875     55000
     Jul-99        7     31300
     Jul-99        7      5200
     Jul-99     6.75     15600
     Jul-99     6.75     13700
     Jul-99     6.75      6000
     Jul-99     6.75      5900
     Jul-99    7.125     16400
     Jul-99     6.75      9800
     Jul-99     6.75     11500
     Jul-99     6.75     24200
     Jul-99    5.969     92100
     Jul-99    5.875     11600
     Jul-99    5.875      7100
     Jul-99    5.875     25500
     Jul-99     5.75      8100
     Jul-99      5.5     17700
     Jul-99      5.5      3000
     Aug-99      5.5      7100
     Aug-99        5     23200
     Aug-99    4.313     24600
     Aug-99    4.375      5500
     Aug-99     4.25      7200
     Aug-99     4.25     11500
     Aug-99     4.25      5000
     Aug-99    4.125      7800
     Aug-99      4.5     10700
     Aug-99        4     20000
     Aug-99     3.75     11900
     Aug-99        4      4500
     Aug-99    3.875      9200
     Aug-99     3.75      9600
     Aug-99    4.125      3200
     Aug-99     3.75     13400
     Aug-99    3.875     43000
     Aug-99     3.75     29200
     Aug-99     3.75     55700
     Aug-99     3.75     16700
     Aug-99    3.063     37000
     Aug-99    2.938     21500
     Sep-99    2.406    150100
     Sep-99     2.25    184900
     Sep-99     2.25     38800
     Sep-99    2.031     87200
     Sep-99    2.406    133500
     Sep-99      2.5     63700
     Sep-99    2.594     64800
     Sep-99    2.438     26800
     Sep-99      2.5     44600
     Sep-99    2.688     36400
     Sep-99      2.5     16900
     Sep-99     2.25      8800
     Sep-99    2.313     15400
     Sep-99    2.313     35800
     Sep-99     2.25     36300
     Sep-99     2.25     68400
     Sep-99    2.031     10300
     Sep-99     2.25     33100
     Sep-99        2     27600
     Sep-99     1.75     29700
     Sep-99    1.875      2800
     Oct-99    1.875      5400
     Oct-99    1.938     29200
     Oct-99     1.75     37400
     Oct-99    1.813     21200
     Oct-99    1.844     10000
     Oct-99    1.625     19000
     Oct-99    1.813      5400
     Oct-99    1.875     14700
     Oct-99    1.688     18100
     Oct-99    1.938     28600
     Oct-99    1.969     11900
     Oct-99    1.813     27900
     Oct-99        2      4400
     Oct-99    1.813      9700
     Oct-99    1.813       400
     Oct-99    1.875      7800
     Oct-99    1.875     52600
     Oct-99     1.75     30000
     Oct-99    1.813     19000
     Oct-99    1.813      4400
     Oct-99     1.75     27200
     Nov-99    1.844      1800
     Nov-99    1.938     19400
     Nov-99     1.75     16500
     Nov-99    1.875     51800
     Nov-99     1.75     21100
     Nov-99     1.75     16900
     Nov-99     1.75      5800
     Nov-99     1.75     18200
     Nov-99    1.688     36500
     Nov-99    1.531      9600
     Nov-99    1.563     26700
     Nov-99    1.563     12600
     Nov-99    1.688     19500
     Nov-99     1.75     14500
     Nov-99    1.875     27400
     Nov-99    1.688     86100
     Nov-99    1.719     22400
     Nov-99    1.688     12400
     Nov-99    1.563     11500
     Nov-99    1.563     28700
     Nov-99     1.75     15600
     Dec-99    1.813     20200
     Dec-99    1.563     21300
     Dec-99     1.75     28700
     Dec-99    1.875     25100
     Dec-99    1.875     15400
     Dec-99    1.813     28300
     Dec-99    1.969     41800
     Dec-99        2     30500
     Dec-99    2.969    291700
     Dec-99    3.125    322900
     Dec-99    2.875     63700
     Dec-99    2.969     58100
     Dec-99    2.563     50500
     Dec-99    2.375     37900
     Dec-99    2.313     43800
     Dec-99      2.5     20000
     Dec-99     2.25     31800
     Dec-99    2.594     85900
     Dec-99    2.813    118400
     Dec-99    2.781     33100
     Dec-99      2.5     56700
     Dec-99        2     60100
     Jan-00    2.469     45800
     Jan-00    2.375     32100
     Jan-00    2.375     21300
     Jan-00    2.438     18100
     Jan-00    2.375     19300
     Jan-00    2.375     23700
     Jan-00      2.5     61500
     Jan-00      2.5     41900
     Jan-00    2.625     18500
     Jan-00      2.5     18700
     Jan-00    2.625     51300
     Jan-00    2.875     60100
     Jan-00    2.906     75700
     Jan-00        3     97400
     Jan-00        3    141200
     Jan-00    3.125     37100
     Jan-00    3.219     46000
     Jan-00    3.188     36200
     Jan-00    2.875     21100
     Jan-00    2.875     11000
     Feb-00     2.75      5100
     Feb-00      2.5     42100
     Feb-00      2.5      3500
     Feb-00    2.531     32400
     Feb-00    2.688     13000
     Feb-00    2.781     13200
     Feb-00    2.719     10400
     Feb-00    2.625     23900
     Feb-00    2.438     43300
     Feb-00    2.625     36200
     Feb-00    2.375      8500
     Feb-00    2.625     24100
     Feb-00      2.5      4100
     Feb-00    2.438     18600
     Feb-00     2.25     74500
     Feb-00    2.313      5900
     Feb-00    2.219     19600
     Feb-00    2.063      8700
     Feb-00    2.188     30200
     Feb-00    2.063      2200
     Mar-00    1.875     96700
     Mar-00     2.25     28400
     Mar-00    2.219     34200
     Mar-00    2.063      8100
     Mar-00    2.063     22700
     Mar-00    2.031      2200
     Mar-00    2.031     27300
     Mar-00    2.063     23300
     Mar-00        2     74700
     Mar-00        2     15400
     Mar-00    2.188     57900
     Mar-00    2.188     32700
     Mar-00    2.125     11900
     Mar-00    2.313     69600
     Mar-00    2.125     39200
     Mar-00    2.188      9400
     Mar-00     2.25     28400
     Mar-00    2.125     48400
     Mar-00    2.125     18000
     Mar-00        2     20600
     Mar-00        2     27400
     Mar-00        2     47300
     Mar-00    1.875     34000
     Apr-00    1.813     38800
     Apr-00     1.75     52600
     Apr-00    1.781     12900
     Apr-00    1.938     36700
     Apr-00    1.969      1100
     Apr-00    1.969     14100
     Apr-00    1.813     35600
     Apr-00      1.5     46400
     Apr-00    1.563     17400
     Apr-00        2     48100
     Apr-00      1.5     42300
     Apr-00    1.375     44800
     Apr-00    1.406     15300
     Apr-00    1.531     19900
     Apr-00      1.5     16800
     Apr-00    1.438     41000
     Apr-00     1.25      5100
     Apr-00    1.375      6600
     Apr-00    1.375     23500
     May-00    1.531     23900
     May-00    1.375     19600
     May-00    1.625     20200
     May-00      1.5      4700
     May-00    1.406      3400
     May-00      1.5     32800
     May-00      1.5     12100
     May-00    1.406     51400
     May-00    1.375      6300
     May-00    1.313     16500
     May-00    1.375      4300
     May-00    1.281     22000
     May-00    1.438      6800
     May-00    1.313      9600
     May-00    1.438      3800
     May-00    1.188     36500
     May-00    1.031    115800
     May-00    1.188      8700
     May-00     1.25     29400
     May-00     1.25     11000
     May-00    1.313     13300
     May-00     1.25      9300
     Jun-00     1.25     12100
     Jun-00     1.25      8900
     Jun-00    1.313     13300
     Jun-00     1.25     18300
     Jun-00     1.25      1000
     Jun-00    1.188      1600
     Jun-00    1.188     17300
     Jun-00    1.188       900
     Jun-00     1.25     11200
     Jun-00     1.25      7000
     Jun-00     1.25     23200
     Jun-00    1.313      8700
     Jun-00    1.188     26000
     Jun-00    1.125      9600
     Jun-00    1.125     33500
     Jun-00        1     26200
     Jun-00    1.063      2300
     Jun-00    1.063      8700
     Jun-00        1      1500
     Jun-00    0.938      3200
     Jun-00        1      1900
     Jun-00    1.094     25000
     Jul-00    1.094      7400
     Jul-00    1.219     11600
     Jul-00    1.125     30500
     Jul-00    1.156      5200
     Jul-00    1.094      7800
     Jul-00    1.125     35800
     Jul-00    1.031      9400
     Jul-00    1.094     25700
     Jul-00    1.063      9400
     Jul-00        1      8700
     Jul-00    1.031     23100
     Jul-00    1.031       700
     Jul-00    1.031      6900
     Jul-00    1.188      5400
     Jul-00    1.188     11700
     Jul-00        1     44500
     Jul-00    1.063     28300
     Jul-00    1.031     40500
     Jul-00        1      3200
     Jul-00    0.969     29000
     Aug-00    1.031     11100
     Aug-00    0.938     41800
     Aug-00        1      7100
     Aug-00    0.969     13100
     Aug-00    1.031      7000
     Aug-00    1.031      3800
     Aug-00        1     25600
     Aug-00    0.969    298000
     Aug-00        1     16800
     Aug-00        1     24900
     Aug-00        1     16400
     Aug-00        1     19100
     Aug-00        1     15000
     Aug-00    0.906      5200
     Aug-00        1      7300
     Aug-00    0.938     23100
     Aug-00    1.031      4400
     Aug-00        1      4200
     Aug-00    1.031      9200
     Aug-00    1.063     74100
     Aug-00    1.063     22900
     Aug-00    1.313    147500
     Aug-00    1.313     88400
     Sep-00     1.25     15800
     Sep-00    1.375     52500
     Sep-00    1.438     48000
     Sep-00    1.531     15900
     Sep-00    1.625     66100
     Sep-00    1.625     19200
     Sep-00    1.625       900
     Sep-00    1.688     47900
     Sep-00    1.563      5500
     Sep-00    1.563     30400
     Sep-00    1.406     15000
     Sep-00    1.438     44000
     Sep-00    1.313     24600
     Sep-00    1.438     16800
     Sep-00    1.375      2900
     Sep-00     1.25     10400
     Sep-00     1.25     34000
     Sep-00    1.313     49800
     Sep-00    1.313     14600
     Sep-00    1.281      4000
     Oct-00     1.25     18500
     Oct-00     1.25         0
     Oct-00    1.313      3000
     Oct-00    1.219     19900
     Oct-00    1.188     10100
     Oct-00    1.063     53100
     Oct-00        1     21600
     Oct-00        1     69200
     Oct-00        1     20700
     Oct-00    0.969      8300
     Oct-00    1.031      2300
     Oct-00    0.938     20800
     Oct-00    0.938      9700
     Oct-00    0.938     25900
     Oct-00    0.938      8000
     Oct-00    0.938      4000
     Oct-00    0.938      5900
     Oct-00    0.938      7400
     Oct-00    0.875     12400
     Oct-00    0.875     47400
     Oct-00    0.781     14900
     Oct-00    0.875     86500
     Nov-00    0.813      8200
     Nov-00    0.813      3000
     Nov-00    0.938      7100
     Nov-00    0.969     22700
     Nov-00        1     12100
     Nov-00    1.031      4600
     Nov-00    0.969     13500
     Nov-00    0.938     17000
     Nov-00    0.813     10700
     Nov-00    0.813      7500
     Nov-00    0.781      4400
     Nov-00    0.938      8600
     Nov-00    0.844      6200
     Nov-00    0.875      3000
     Nov-00    0.781      6900
     Nov-00     0.75     33800
     Nov-00     0.75      5700
     Nov-00     0.75     11400
     Nov-00     0.75     44200
     Nov-00    0.656     27800
     Nov-00    0.719     23500
     Dec-00    0.813     75400
     Dec-00    0.813     25500
     Dec-00    0.813     24900
     Dec-00    0.875      4600
     Dec-00    0.688     22600
     Dec-00    0.688      5700
     Dec-00    0.719      5200
     Dec-00    0.625     29500
     Dec-00    0.656      3900
     Dec-00     0.75      8600
     Dec-00     0.75     14300
     Dec-00    0.688     10600
     Dec-00    0.656     32600
     Dec-00    0.625     19300
     Dec-00    0.625      9700
     Dec-00    0.625     17700
     Dec-00    0.625     42600
     Dec-00    0.656      9200
     Dec-00    0.625     31600
     Dec-00    0.625     27500
     Jan-01    0.688       400
     Jan-01    0.625      3200
     Jan-01    0.625      3200
     Jan-01    0.625      8800
     Jan-01    0.625      1100
     Jan-01    0.625      2400
     Jan-01    0.625      2000
     Jan-01    0.656      8400
     Jan-01    0.688     14500
     Jan-01    0.734     18800
     Jan-01    0.688     14500
     Jan-01    0.688     34700
     Jan-01    0.688      3200
     Jan-01    0.719      5000
     Jan-01    0.719      5800
     Jan-01    0.688      6000
     Jan-01    0.688         0
     Jan-01    0.688      9700
     Jan-01    0.688     18600
     Jan-01     0.75      5000
     Jan-01     0.75      8000
     Feb-01    0.688     10300
     Feb-01    0.688         0
     Feb-01    0.688      3200
     Feb-01    0.688      1500
     Feb-01    0.625     13100
     Feb-01    0.688      4800
     Feb-01    0.641      3700
     Feb-01    0.625      4100
     Feb-01    0.625       300
     Feb-01    0.688     21300
     Feb-01    0.688     25400
     Feb-01    0.688       700
     Feb-01    0.656      1000
     Feb-01    0.656      5000
     Feb-01    0.656      9500
     Feb-01    0.625       400
     Feb-01    0.625      1200
     Feb-01    0.594     19800
     Feb-01    0.563     17400
     Mar-01    0.563         0
     Mar-01    0.625      6600
     Mar-01    0.531     10600
     Mar-01    0.531       200
     Mar-01    0.656     19300
     Mar-01    0.625     16000
     Mar-01    0.531      1500
     Mar-01    0.531      9300
     Mar-01    0.563      7300
     Mar-01    0.531      7900
     Mar-01    0.594      2700
     Mar-01    0.563      1000
     Mar-01    0.625     15300
     Mar-01    0.625         0
     Mar-01    0.625         0
     Mar-01    0.531      2500
     Mar-01    0.531       100
     Mar-01    0.625      2900
     Mar-01    0.625      2000
     Mar-01    0.563      1500
     Mar-01    0.563         0
     Mar-01    0.531     11400
     Apr-01    0.563     14100
     Apr-01    0.563         0
     Apr-01    0.625       200
     Apr-01      0.5     14400
     Apr-01      0.5         0
     Apr-01      0.5      2300
     Apr-01     0.55       100
     Apr-01     0.55      2000
     Apr-01      0.6      4100
     Apr-01     0.78     37800
     Apr-01     0.62     56600
     Apr-01     0.59     28700
     Apr-01     0.57       900
     Apr-01     0.57         0
     Apr-01     0.47     14100
     Apr-01     0.48      8800
     Apr-01     0.46      1000
     Apr-01     0.44       500
     Apr-01     0.44         0
     Apr-01     0.49     26400
--------------------------------------------------------------------------------

Comparative Returns
--------------------------------------------------------------------------------

o Curtis' stock price has significantly underperformed both the Russell 2000 index and an index of comparable companies since its initial public offering

                         Comparative Stock Performance

                            Comp        Russell
                 CURT       Index        2000
                 ----       -----        ----
     Nov-98         100         100         100
     Nov-98    98.81905    106.2547    99.27588
     Nov-98     102.381    101.6206    99.54615
     Nov-98       101.2    101.3662    99.29373
     Nov-98     103.581    101.2945     99.9796
     Nov-98     102.381     98.7489    100.5533
     Nov-98     102.381    103.6475    100.5329
     Nov-98     103.581    98.63085    101.5171
     Nov-98     102.381    103.0332    101.1219
     Nov-98     103.581    97.89856    101.8154
     Nov-98     102.381    102.3009    102.5217
     Nov-98    109.5238    101.2622    101.4151
     Dec-98     102.381    101.6867    101.6675
     Dec-98     102.381    96.97787    101.3488
     Dec-98     102.381    97.06222    100.7139
     Dec-98    104.7619    96.46766    101.5732
     Dec-98    107.1429    96.21188    102.2871
     Dec-98    104.7619    95.78739    102.3661
     Dec-98    104.7619    100.5819    102.4885
     Dec-98    104.7619    95.70168    101.0964
     Dec-98    104.7619    100.4118    100.8083
     Dec-98    104.7619    95.70168    98.91382
     Dec-98    104.7619    95.36154    99.32942
     Dec-98    115.4857    96.14586    99.40082
     Dec-98    109.5238    96.48599    100.4029
     Dec-98    109.5238    105.2146     101.331
     Dec-98    109.5238    104.7044    102.4554
     Dec-98    111.9048    114.7276      102.05
     Dec-98    110.7238    109.8391    103.2101
     Dec-98    114.2857    110.0091    103.4064
     Dec-98    109.5238    110.0091    104.0999
     Dec-98    109.5238    110.0091     104.643
     Dec-98    104.7619    111.7098    105.0255
     Dec-98    104.7619    118.1289     107.588
     Jan-99    109.5238    115.3333    107.4095
     Jan-99    104.7619    115.3088    107.6211
     Jan-99    104.7619    114.7986    109.0745
     Jan-99    104.7619    115.0452    109.0847
     Jan-99    107.1429    120.5374    109.9516
     Jan-99     102.381    116.3292     110.436
     Jan-99         100    120.5374    108.9648
     Jan-99         100    116.4473    108.3274
     Jan-99    111.9048    115.9371    107.1137
     Jan-99    111.9048    122.0081    108.8858
     Jan-99    109.5238    116.3917    109.8649
     Jan-99    111.9048    115.8435     109.796
     Jan-99    104.7619    114.5349    108.1209
     Jan-99    105.9619    115.2152    107.7104
     Jan-99    105.9619    109.9105    107.6262
     Jan-99    109.5238    116.2876    108.4472
     Jan-99    111.9048    115.6074    107.3738
     Jan-99    116.6667    112.8863    108.1005
     Jan-99    111.9048    110.5053    108.9291
     Feb-99    111.9048    105.7384    108.6384
     Feb-99    109.5238    105.9085    107.5293
     Feb-99    109.5238    111.2896    108.0418
     Feb-99    109.5238    112.7542    106.5247
     Feb-99    109.5238    112.5321     105.232
     Feb-99    109.5238    113.3825    104.8776
     Feb-99    109.5238    116.9441    102.7868
     Feb-99    109.5238    111.0676    101.4686
     Feb-99    114.2857    111.4077    103.5594
     Feb-99    109.5238    111.4077     101.591
     Feb-99    109.5238    110.2032    101.0709
     Feb-99    109.5238    107.6859    99.32177
     Feb-99    109.5238    104.1002    99.71698
     Feb-99    114.2857    105.3287    100.0255
     Feb-99    114.2857      103.76    101.4329
     Feb-99    109.5238    105.1066    101.7364
     Feb-99    109.5238      103.59    100.7802
     Feb-99    104.7619    106.8679    100.1249
     Feb-99    107.1429      103.76    100.0153
     Mar-99    107.1429    101.9033    100.5584
     Mar-99    107.1429    98.19128    100.5686
     Mar-99    111.9048    104.0018    99.93626
     Mar-99    107.1429    102.9097     100.464
     Mar-99    110.7238    97.96919    101.4814
     Mar-99    107.1429    97.62905    102.0041
     Mar-99    107.1429    98.80552    101.7848
     Mar-99    111.9048    102.7396    102.2743
     Mar-99    109.5238    107.5341    102.2642
     Mar-99    107.1429    111.1421    101.5757
     Mar-99    107.1429    107.6719     102.203
     Mar-99    111.9048    127.1743    101.7772
     Mar-99    104.7619    115.3084    101.5885
     Mar-99    104.7619    127.0042     101.874
     Mar-99    104.7619     121.341    101.1168
     Mar-99    104.7619    124.6513     100.255
     Mar-99    107.1429    119.5166     97.7486
     Mar-99    104.7619    119.5166    98.01122
     Mar-99    104.7619    120.1829    100.2014
     Mar-99    107.1429    123.6168    100.4386
     Mar-99    107.1429    122.2563    101.9276
     Mar-99    111.9048    116.2853    101.6777
     Mar-99    104.7619    114.8727    101.3845
     Apr-99    104.7619    119.6673    101.6675
     Apr-99    109.5238    109.3966    102.5727
     Apr-99    104.7619    110.9849    102.2642
     Apr-99    104.7619    110.1944    101.4202
     Apr-99    111.9048    111.9852    101.9607
     Apr-99    111.9048    116.9222    103.4829
     Apr-99    108.3429    112.9977      105.13
     Apr-99    108.3429    119.1387    106.3845
     Apr-99    108.3429    116.6114    106.4227
     Apr-99    109.5238    122.1383    106.5196
     Apr-99    109.5238    117.5138    107.4911
     Apr-99    104.7619    119.4506    105.1606
     Apr-99    104.7619    119.0064    105.9001
     Apr-99    106.5524     117.986    108.7634
     Apr-99    106.5524    120.0874    109.3447
     Apr-99    107.1429    119.9834     110.079
     Apr-99    109.5238    115.2746    110.9052
     Apr-99    116.6667    115.1889    110.9536
     Apr-99    111.9048    115.1889     110.538
     Apr-99    116.6667    115.1889    110.3646
     Apr-99    114.2857    116.4694    110.3544
     May-99    114.2857     118.038    110.4742
     May-99    114.2857    119.4366    110.2983
     May-99    115.4857    118.5862    110.7267
     May-99    115.4857    118.9644    110.4997
     May-99    114.2857    118.3698    111.1958
     May-99    115.4857    113.9915    112.6594
     May-99    117.8667    114.5017     113.924
     May-99    115.4857    113.4096    114.5487
     May-99    114.2857    113.7498    114.9516
     May-99    115.4857    107.8448    112.9857
     May-99    114.2857    113.9338    112.5319
     May-99    114.2857    113.3716    112.8123
     May-99    114.2857    113.1172    113.7532
     May-99    114.2857    114.4117    114.2325
     May-99    114.2857    115.0063    114.5181
     May-99    116.6667    112.2906    112.2871
     May-99    116.6667    111.5063    110.7726
     May-99    114.2857     110.722    111.0173
     May-99    119.0476    110.4675    110.3825
     May-99    114.2857    115.1763    111.8511
     Jun-99    114.2857    110.0937      111.54
     Jun-99    114.2857    110.0093    111.3565
     Jun-99    114.2857    105.2909    111.1627
     Jun-99    114.2857    110.1977    112.7817
     Jun-99    114.2857      110.93    113.8832
     Jun-99    115.4857    106.7218    113.1464
     Jun-99    115.4857    106.2116     113.511
     Jun-99    114.2857    106.5518    112.7664
     Jun-99    114.2857    106.7218    111.6803
     Jun-99    115.4857    106.3817     110.028
     Jun-99    120.2476    105.1729    110.6604
     Jun-99    122.6286    105.3851    112.4936
     Jun-99    122.6286     104.695    113.0495
     Jun-99    122.6286    104.9831    113.4753
     Jun-99    122.6286    109.7015    114.5946
     Jun-99    126.1905    109.6172    114.0566
     Jun-99    125.0095    105.5454    113.9827
     Jun-99    133.3333    105.2052    112.9934
     Jun-99    135.7143     101.261    112.9806
     Jun-99    133.3333    110.0937     114.383
     Jun-99    135.7143    110.0937    115.7777
     Jun-99    123.8095    105.2052    116.6956
     Jul-99    133.3333    110.3818    115.8644
     Jul-99    130.9524    105.6634    116.3972
     Jul-99    128.5714    105.6634    116.4074
     Jul-99    130.9524    106.0035    115.4233
     Jul-99    133.3333     101.209    115.9485
     Jul-99    133.3333     101.209    116.7721
     Jul-99    128.5714     101.209    117.1086
     Jul-99    128.5714    107.7042    116.8052
     Jul-99    128.5714    106.4811    117.6594
     Jul-99    128.5714    105.2906    118.7659
     Jul-99    135.7143    109.1505    118.6283
     Jul-99    128.5714    103.2498    117.6364
     Jul-99    128.5714    101.4648    115.6425
     Jul-99    128.5714    106.2593    115.9179
     Jul-99    113.6952    101.3791    115.1173
     Jul-99    111.9048    101.3791    114.3243
     Jul-99    111.9048    106.9579    112.9194
     Jul-99    111.9048    107.5862    113.8399
     Jul-99    109.5238     107.284     113.873
     Jul-99    104.7619    102.9997    112.5905
     Jul-99    104.7619    102.0453    113.4039
     Aug-99    104.7619    100.6848    112.8582
     Aug-99     95.2381    100.6004    111.2392
     Aug-99    82.15238    113.9719    109.5614
     Aug-99    83.33333    108.8648    109.5742
     Aug-99    80.95238    104.9228    109.1382
     Aug-99    80.95238    107.8563      108.59
     Aug-99    80.95238    107.4318    107.8072
     Aug-99    78.57143    111.9464    109.1764
     Aug-99    85.71429    112.2866    109.3371
     Aug-99    76.19048    108.0576    110.6706
     Aug-99    71.42857    107.8875    110.6119
     Aug-99    76.19048    110.0532    111.1678
     Aug-99    73.80952     110.761    110.4284
     Aug-99    71.42857    110.9311    110.3442
     Aug-99    78.57143    118.0304    110.7547
     Aug-99    71.42857    111.9899    111.4865
     Aug-99    73.80952    111.9899    111.4533
     Aug-99    71.42857    113.0103     111.642
     Aug-99    71.42857    117.8665    111.1729
     Aug-99    71.42857    111.9899    110.2626
     Aug-99    58.34286    111.6498    108.9648
     Aug-99     55.9619    116.3682    109.0847
     Sep-99    45.82857    111.3097    109.8904
     Sep-99    42.85714    117.4266    108.9801
     Sep-99    42.85714    112.5902    111.1601
     Sep-99    38.68571    110.4593    111.7389
     Sep-99    45.82857    110.7011    111.1423
     Sep-99    47.61905    110.1052    111.6191
     Sep-99    49.40952    110.4453    112.4911
     Sep-99     46.4381    111.2957    112.0984
     Sep-99    47.61905    109.9491    111.7389
     Sep-99        51.2    110.1572    111.2519
     Sep-99    47.61905    103.8601    109.7017
     Sep-99    42.85714    102.9009    110.7726
     Sep-99    44.05714    108.6302    110.4539
     Sep-99    44.05714    105.0732    108.7455
     Sep-99    42.85714    103.8827    109.0082
     Sep-99    42.85714    103.7126    107.1418
     Sep-99    38.68571    108.0263    106.3463
     Sep-99    42.85714     108.313    107.5625
     Sep-99    38.09524    103.5946    106.7032
     Sep-99    33.33333    100.2872    107.4758
     Sep-99    35.71429    101.4763    108.9495
     Oct-99    35.71429    98.16893    107.9883
     Oct-99    36.91429    98.01287    108.7736
     Oct-99    33.33333    97.36017    108.6206
     Oct-99    34.53333    93.59614    109.5767
     Oct-99    35.12381    94.28685     109.156
     Oct-99    30.95238    104.4574    109.0541
     Oct-99    34.53333    100.2352    109.6864
     Oct-99    35.71429    105.4638    108.2815
     Oct-99    32.15238    106.4042    106.9148
     Oct-99    36.91429    101.7898    106.9123
     Oct-99    37.50476    100.9395    105.7369
     Oct-99    34.53333    101.1096     104.258
     Oct-99    38.09524    99.83475    104.7756
     Oct-99    34.53333    104.2974    105.5431
     Oct-99    34.53333    103.7872    105.6272
     Oct-99    35.71429    104.5575    106.7542
     Oct-99    35.71429    99.07444    106.5171
     Oct-99    33.33333    104.7276    106.0148
     Oct-99    34.53333    105.0017    106.2647
     Oct-99    34.53333     100.369    107.8047
     Oct-99    33.33333    104.9496    109.2912
     Nov-99    35.12381    106.1781     110.102
     Nov-99    36.91429    106.5183    110.2473
     Nov-99    33.33333    108.6828     111.795
     Nov-99    35.71429    111.3759    112.1622
     Nov-99    33.33333    111.4602    112.8021
     Nov-99    33.33333    110.7616    113.4804
     Nov-99    33.33333    115.6405    113.7889
     Nov-99    33.33333    116.4341     114.411
     Nov-99    32.15238    111.5539    114.0974
     Nov-99     29.1619    111.5263    114.6583
     Nov-99    29.77143    116.1263    115.4946
     Nov-99    29.77143    116.1263    116.4916
     Nov-99    32.15238    116.7466      116.54
     Nov-99    33.33333    117.3412    117.8072
     Nov-99    35.71429    118.3892    117.6109
     Nov-99    32.15238    112.8868    117.4834
     Nov-99    32.74286    113.0845     115.872
     Nov-99    32.15238    114.1049    116.2494
     Nov-99    29.77143    113.6804    117.0168
     Nov-99    29.77143    109.2408    116.5094
     Nov-99    33.33333     109.633    115.7777
     Dec-99    34.53333    109.4109    115.6731
     Dec-99    29.77143    114.5215    117.3993
     Dec-99    33.33333    111.7118    118.4549
     Dec-99    35.71429     115.816    118.7532
     Dec-99    35.71429    111.6078    118.7404
     Dec-99    34.53333    110.7574    119.5411
     Dec-99    37.50476    112.8503    118.5365
     Dec-99    38.09524    107.4275     118.998
     Dec-99    56.55238    113.5826    119.9337
     Dec-99    59.52381     112.236    117.9883
     Dec-99     54.7619    113.5826    117.6237
     Dec-99    56.55238    108.0558    118.6283
     Dec-99    48.81905    111.5558    118.8705
     Dec-99     45.2381    111.6078    119.1203
     Dec-99    44.05714     109.751    121.3131
     Dec-99    47.61905    109.9211    121.8613
     Dec-99    42.85714    105.1266    123.0061
     Dec-99    49.40952    108.9667    123.5237
     Dec-99    53.58095      104.48    124.5487
     Dec-99    52.97143    105.8155    126.7236
     Dec-99    47.61905    108.4762    126.6165
     Dec-99    38.09524    103.6817    128.6971
     Jan-00    47.02857    105.2869    126.5732
     Jan-00     45.2381    99.89649    121.9735
     Jan-00     45.2381    104.1808    122.0882
     Jan-00     46.4381    99.55635    121.1984
     Jan-00     45.2381    105.2012    124.5054
     Jan-00     45.2381    100.2366    127.9679
     Jan-00    47.61905    109.8353    125.6017
     Jan-00    47.61905    106.9919    124.9465
     Jan-00          50    106.9399    127.7894
     Jan-00    47.61905    107.3841    129.4136
     Jan-00          50    107.5542    130.9179
     Jan-00     54.7619    107.6062    132.5905
     Jan-00    55.35238    107.3518    134.4416
     Jan-00    57.14286    102.5896    136.1397
     Jan-00    57.14286    101.9093    133.3376
     Jan-00    59.52381     107.096    132.9908
     Jan-00    61.31429    107.9739    132.8506
     Jan-00    60.72381    107.3841    131.8256
     Jan-00     54.7619    107.2477    128.6639
     Jan-00     54.7619    107.3518    126.5247
     Feb-00    52.38095    102.4195    128.4421
     Feb-00    47.61905    116.3868    130.0076
     Feb-00    47.61905    126.2399     133.001
     Feb-00    48.20952     130.108    133.9929
     Feb-00        51.2    125.8998    135.7445
     Feb-00    52.97143    120.9352    137.0449
     Feb-00    51.79048    125.4416     136.665
     Feb-00          50     120.595    138.2483
     Feb-00     46.4381    115.3664    136.9454
     Feb-00          50     120.425    137.6696
     Feb-00     45.2381    125.5273     137.746
     Feb-00          50    120.7651    139.6634
     Feb-00    47.61905     120.425    142.3814
     Feb-00     46.4381    125.2195    139.1331
     Feb-00    42.85714    125.6116    137.9271
     Feb-00    44.05714    125.4838    140.2116
     Feb-00    42.26667    121.4735    141.2647
     Feb-00    39.29524    122.9296    141.9531
     Feb-00    41.67619     117.545    142.1928
     Feb-00    39.29524    127.7902    147.2998
     Mar-00    35.71429    129.1691    150.0127
     Mar-00    42.85714    125.1344    148.9138
     Mar-00    42.26667    133.0511    152.4426
     Mar-00    39.29524    137.1654    153.4013
     Mar-00    39.29524    128.1627    151.8281
     Mar-00    38.68571     132.711    151.6267
     Mar-00    38.68571    133.2732    154.5258
     Mar-00    39.29524    129.4432    153.9546
     Mar-00    38.09524    130.4481    150.4691
     Mar-00    38.09524     130.278    146.0964
     Mar-00    41.67619    129.9254    142.4962
     Mar-00    41.67619    121.9092    146.4151
     Mar-00    40.47619    126.7038    146.5502
     Mar-00    44.05714    126.2041    140.0306
     Mar-00    40.47619    129.5978    140.9459
     Mar-00    41.67619    124.6249    145.6374
     Mar-00    42.85714    119.5086    146.3004
     Mar-00    40.47619    120.8031    146.3565
     Mar-00    40.47619    120.8031    146.2647
     Mar-00    38.09524    119.7307    142.5395
     Mar-00    38.09524    124.6194    138.4498
     Mar-00    38.09524    119.2725    135.5354
     Mar-00    35.71429    114.1605    137.4528
     Apr-00    34.53333    114.3122    131.5757
     Apr-00    33.33333    109.5081    129.0464
     Apr-00    33.92381    109.9339    132.0857
     Apr-00    36.91429    114.2925    135.7726
     Apr-00    37.50476    113.9279    138.4472
     Apr-00    37.50476    113.1555    132.2438
     Apr-00    34.53333    113.1555    130.0688
     Apr-00    28.57143    117.1937    125.8134
     Apr-00    29.77143    117.1937    124.7374
     Apr-00    38.09524      109.39    115.6859
     Apr-00    28.57143     106.853    117.0984
     Apr-00    26.19048    107.3632    123.9393
     Apr-00    26.78095    109.0499     123.975
     Apr-00     29.1619    109.0499    122.8557
     Apr-00    28.57143    102.2286    119.4646
     Apr-00    27.39048    102.4843    124.6889
     Apr-00    23.80952     107.385    123.4676
     Apr-00    26.19048    107.9591     126.104
     Apr-00    26.19048    110.2805    129.0796
     May-00     29.1619    110.4821    132.3126
     May-00    26.19048    111.3705    128.8501
     May-00    30.95238    116.2035    126.3539
     May-00    28.57143    110.8083     127.973
     May-00    26.78095    110.3824    130.7598
     May-00    28.57143    110.9967    127.5064
     May-00    28.57143    116.1593    125.1555
     May-00    26.78095    116.8395    120.9281
     May-00    26.19048    121.5497    124.7807
     May-00    25.00952     116.129    125.1759
     May-00    26.19048    122.5561    126.9276
     May-00        24.4     118.134    129.0107
     May-00    27.39048     118.134    127.3993
     May-00    25.00952    118.5262    125.1785
     May-00    27.39048     114.422      122.31
     May-00    22.62857    115.3581    120.2626
     May-00     19.6381     115.188    117.0347
     May-00    22.62857    114.9322    117.7307
     May-00    23.80952    120.9847    116.3106
     May-00    23.80952    122.7359    116.6165
     May-00    25.00952    119.1096    121.5451
     May-00    23.80952    113.6151    121.4125
     Jun-00    23.80952    119.1096     125.566
     Jun-00    23.80952     123.828    130.8083
     Jun-00    25.00952     125.481    130.8771
     Jun-00    23.80952     119.246    130.4564
     Jun-00    23.80952    124.2202    131.7032
     Jun-00    22.62857     119.416    131.1933
     Jun-00    22.62857     119.416    133.3656
     Jun-00    22.62857    120.7755    129.6558
     Jun-00    23.80952    139.8742    130.9918
     Jun-00    23.80952    135.0079    129.9516
     Jun-00    23.80952    127.2613    130.6094
     Jun-00    25.00952    127.2613    130.9893
     Jun-00    22.62857    131.7157    133.2968
     Jun-00    21.42857    131.5456    134.0362
     Jun-00    21.42857    131.3755    134.5258
     Jun-00    19.04762    127.8156    131.3131
     Jun-00    20.24762    130.3936    130.1402
     Jun-00    20.24762    126.4494    131.6573
     Jun-00    19.04762    130.3936    129.5461
     Jun-00    17.86667    125.9392    132.8378
     Jun-00    19.04762    115.9652    130.6935
     Jun-00     20.8381    126.6421    131.8791
     Jul-00     20.8381     124.119    133.6155
     Jul-00    23.21905    119.4946    132.1392
     Jul-00    21.42857     124.119    133.4319
     Jul-00    22.01905    119.4378    134.6813
     Jul-00     20.8381    128.9508    135.3468
     Jul-00    21.42857    129.1208    135.0688
     Jul-00     19.6381    124.4868    137.7486
     Jul-00     20.8381    130.0954    138.3886
     Jul-00    20.24762    134.1336    138.3554
     Jul-00    19.04762    134.1336    139.0056
     Jul-00     19.6381    145.3679    136.7364
     Jul-00     19.6381    141.9383    134.5895
     Jul-00     19.6381    144.5223    136.3463
     Jul-00    22.62857    144.7781    133.2738
     Jul-00    22.62857    141.9627    131.1193
     Jul-00    19.04762    141.6838    131.1397
     Jul-00    20.24762    141.5981    131.0071
     Jul-00     19.6381    140.3281    127.8965
     Jul-00    19.04762    141.5045    124.9924
     Jul-00    18.45714    140.9943    127.6492
     Aug-00     19.6381    136.2759    126.9174
     Aug-00    17.86667    141.2304    127.5421
     Aug-00    19.04762    142.1848    127.3457
     Aug-00    18.45714     142.629    128.4115
     Aug-00     19.6381    142.4406    130.0025
     Aug-00     19.6381    147.2351    129.7093
     Aug-00    19.04762    144.3297    129.3983
     Aug-00    18.45714    172.3062    127.9067
     Aug-00    19.04762    171.4559    130.1045
     Aug-00    19.04762    167.1633     131.178
     Aug-00    19.04762    167.2251    130.0178
     Aug-00    19.04762    167.0887    130.7343
     Aug-00    19.04762    161.2458    131.6828
     Aug-00    17.25714     170.503    131.4406
     Aug-00    19.04762    202.3752    131.6803
     Aug-00    17.86667     212.144    131.9378
     Aug-00     19.6381    216.9385    132.0449
     Aug-00    19.04762    225.0898    133.4268
     Aug-00     19.6381    234.9429    133.8883
     Aug-00    20.24762    254.9106    134.2376
     Aug-00    20.24762    283.1937    135.0408
     Aug-00    25.00952    292.8767    135.7292
     Aug-00    25.00952    269.0563    137.1469
     Sep-00    23.80952     254.995    138.1719
     Sep-00    26.19048     259.459     137.435
     Sep-00    27.39048    245.5678    136.7466
     Sep-00     29.1619    250.7107    138.4039
     Sep-00    30.95238    240.3291    136.5885
     Sep-00    30.95238    235.2705    136.0581
     Sep-00    30.95238     235.695    135.7547
     Sep-00    32.15238    217.1793     136.155
     Sep-00    29.77143    231.7508    137.4834
     Sep-00    29.77143    226.8623    135.3595
     Sep-00    26.78095    217.3494    131.7389
     Sep-00    27.39048     228.431    133.4294
     Sep-00    25.00952    223.1599      132.95
     Sep-00    27.39048    227.9545    131.1448
     Sep-00    26.19048    233.3194    132.2845
     Sep-00    23.80952     252.261    131.4074
     Sep-00    23.80952    246.7582    130.0076
     Sep-00    25.00952    247.1504    129.5589
     Sep-00    25.00952     241.774    133.5569
     Sep-00        24.4    238.6242    132.9347
     Oct-00    23.80952    233.4375    130.4615
     Oct-00    23.80952    227.0256    128.6767
     Oct-00    25.00952    230.6924    129.3957
     Oct-00    23.21905    227.8504    128.1668
     Oct-00    22.62857    228.3269    125.1963
     Oct-00    20.24762    229.3333    124.8164
     Oct-00    19.04762    223.2583    122.8021
     Oct-00    19.04762    215.6738    121.0454
     Oct-00    19.04762      215.47    118.0444
     Oct-00    18.45714    219.2631     122.486
     Oct-00     19.6381    223.6533    122.8327
     Oct-00    17.86667    224.1832    120.0612
     Oct-00    17.86667    227.2714    118.8705
     Oct-00    17.86667    226.6571     122.718
     Oct-00    17.86667    230.2511    124.2861
     Oct-00    17.86667    244.3885    124.9261
     Oct-00    17.86667    237.6332    124.3881
     Oct-00    17.86667    238.9812    121.1652
     Oct-00    16.66667    230.3537    122.3253
     Oct-00    16.66667    239.1914    122.3483
     Oct-00    14.87619    261.1844    123.0801
     Oct-00    16.66667     285.843    126.8944
     Nov-00    15.48571    278.9094     126.257
     Nov-00    15.48571    278.9937    129.2631
     Nov-00    17.86667    274.1148     129.462
     Nov-00    18.45714    279.7809    128.4957
     Nov-00    19.04762    297.0483    129.0184
     Nov-00     19.6381    298.5818    127.6594
     Nov-00    18.45714    311.8308    126.2953
     Nov-00    17.86667    304.0171     122.616
     Nov-00    15.48571    250.6939    121.5069
     Nov-00    15.48571    249.7337    124.1484
     Nov-00    14.87619    256.0111    125.3927
     Nov-00    17.86667    254.3786    122.8047
     Nov-00    16.07619    248.3746     123.052
     Nov-00    16.66667    241.4492     119.898
     Nov-00    14.87619     232.219    119.0184
     Nov-00    14.28571    221.5605    116.7517
     Nov-00    14.28571    238.3963    120.3136
     Nov-00    14.28571    241.6792    120.2703
     Nov-00    14.28571    245.7139    117.0372
     Nov-00    12.49524    237.5277    115.9102
     Nov-00    13.69524    230.3383    113.7022
     Dec-00    15.48571    229.8098    116.4814
     Dec-00    15.48571    227.0127    114.8368
     Dec-00    15.48571    238.5075    120.1351
     Dec-00    16.66667    232.5283    118.1897
     Dec-00    13.10476    237.0767    117.5676
     Dec-00    13.10476    229.2626    122.1494
     Dec-00    13.69524    225.4609      124.23
     Dec-00    11.90476    236.8836    121.8154
     Dec-00    12.49524    235.0409    119.8139
     Dec-00    14.28571     222.023    117.7511
     Dec-00    14.28571    212.5101    116.7848
     Dec-00    13.10476     216.052    118.1158
     Dec-00    12.49524    200.3898     116.976
     Dec-00    11.90476    189.4722    113.1566
     Dec-00    11.90476    190.8557    113.9801
     Dec-00    11.90476    195.8203    118.0495
     Dec-00    11.90476    201.5591    118.9776
     Dec-00    12.49524     190.108    122.2081
     Dec-00    11.90476    199.3762    125.9638
     Dec-00    11.90476     200.715    123.2866
     Jan-01    13.10476    195.4421     117.922
     Jan-01    11.90476    173.1581    123.5059
     Jan-01    11.90476    180.9786    121.6726
     Jan-01    11.90476    189.9813    118.0877
     Jan-01    11.90476    176.3767    117.7053
     Jan-01    11.90476     181.933    118.2942
     Jan-01    11.90476    201.1486    121.2264
     Jan-01    12.49524    202.1873    123.3707
     Jan-01    13.10476    213.6611    123.8526
     Jan-01    13.98095    221.6054    125.7726
     Jan-01    13.10476    216.6649    125.8185
     Jan-01    13.10476    227.1842    126.1168
     Jan-01    13.10476     226.792    124.4493
     Jan-01    13.69524     226.792    124.9745
     Jan-01    13.69524    217.4492    128.0112
     Jan-01    13.10476    218.7957    128.0597
     Jan-01    13.10476    215.0216     127.231
     Jan-01    13.10476    222.4432    127.1494
     Jan-01    13.10476    222.9704    129.5028
     Jan-01    14.28571    214.3055    130.4589
     Jan-01    14.28571    225.5991    129.6124
     Feb-01    13.10476    246.7136    129.7654
     Feb-01    13.10476    232.5048    127.8684
     Feb-01    13.10476     235.484    127.6747
     Feb-01    13.10476    235.3085    128.9546
     Feb-01    11.90476     236.603    129.2912
     Feb-01    13.10476    233.1344    128.2228
     Feb-01    12.20952    237.0387    126.7338
     Feb-01    11.90476    228.1559    128.8501
     Feb-01    11.90476    233.2287    128.1413
     Feb-01    13.10476    229.5599    128.3758
     Feb-01    13.10476    228.4882    129.7425
     Feb-01    13.10476    230.8627    127.3024
     Feb-01    12.49524    225.9661    125.2269
     Feb-01    12.49524    220.3714    123.2815
     Feb-01    12.49524    228.7269    121.6879
     Feb-01    11.90476    226.8697    121.7364
     Feb-01    11.90476    229.2891    124.5054
     Feb-01    11.31429    224.6331    122.0678
     Feb-01    10.72381    222.8363     120.951
     Mar-01    10.72381    220.9741    120.6782
     Mar-01    11.90476    215.0691     121.591
     Mar-01    10.11429    217.3598    121.3131
     Mar-01    10.11429    218.1765    122.6747
     Mar-01    12.49524     216.896    123.6206
     Mar-01    11.90476    210.3868    122.7664
     Mar-01    10.11429    214.0074    120.7675
     Mar-01    10.11429    213.7943    116.8791
     Mar-01    10.72381    217.3059    117.8633
     Mar-01    10.11429    216.4929    115.6782
     Mar-01    11.31429    217.7268    115.2881
     Mar-01    10.72381     215.519    112.6466
     Mar-01    11.90476    216.4411    115.0612
     Mar-01    11.90476    215.9112    113.3299
     Mar-01    11.90476    215.7411    111.1015
     Mar-01    10.11429    210.9205    110.3519
     Mar-01    10.11429    212.1048    113.0214
     Mar-01    11.90476    212.7307    114.0694
     Mar-01    11.90476    216.9891    115.4717
     Mar-01    10.72381    211.5372    112.7486
     Mar-01    10.72381    206.3346    112.5778
     Mar-01    10.11429    212.8561    114.8725
     Apr-01    10.72381    200.8016    112.1265
     Apr-01    10.72381    199.9475    108.8628
     Apr-01    11.90476    194.7366    108.5518
     Apr-01     9.52381    204.7624    113.3937
     Apr-01     9.52381     209.687    110.8261
     Apr-01     9.52381    207.7976    112.6135
     Apr-01    10.47619    213.6595    115.2065
     Apr-01    10.47619    207.7143    114.5461
     Apr-01    11.42857    220.0991    116.0173
     Apr-01    14.85714    226.3589    114.9669
     Apr-01    11.80952    215.8342    116.1601
     Apr-01     11.2381    222.7597     118.947
     Apr-01    10.85714    234.2193    120.4488
     Apr-01    10.85714    227.4996     118.998
     Apr-01    8.952381    226.1039    117.5599
     Apr-01    9.142857    224.6283    117.8863
     Apr-01    8.761905    227.2327    120.5354
     Apr-01    8.380952    228.0717    121.7644
     Apr-01    8.380952    241.4263    123.3988
--------------------------------------------------------------------------------

III. VALUATION ANALYSIS

Valuation Issues
--------------------------------------------------------------------------------


o Although Rodman did not review the Company's projections, management sees a depressed operating environment for the foreseeable future


      - The Company's revenue for the third quarter of 2001 declined by 54% over the comparable period of 2000

      - Net margin declined for each of the last four quarters over the prior comparable period

      - Book value of equity declined by $0.22 per share, or approximately 10%, during the second and third quarters of 2001

      -     Further losses will result in a continued erosion in book value

o The Company's Common Shares suffer from illiquidity and a lack of visibility in the investment community

      -     The average daily trading volume for 2001 has been 7,651 shares

      -     The Company has no current research analyst coverage

o There have been no acquisitions of micro-capitalization consumer electronics manufacturers since March 1999

Valuation Methodologies
--------------------------------------------------------------------------------

Premiums Paid (see Exhibit A)

o The twenty transactions reflect an average premium of 55.3% over the stock price from one week prior to the announcement of the transaction

      - The Transaction Price represents a premium of 81.8% over the closing price of the Company's Common Stock one week ago

Comparable Company (see Exhibit B)

o Curtis is trading at a substantial discount to its universe of comparable companies

      - The negative outlook for Curtis is reflected in the Company's public market valuation

Comparable Transaction (see Exhibit C)

o There has been only one transaction involving a comparable company since the beginning of 1999

      - Polk Audio was taken private at $12.00 per share in March 1999, a premium of 6.7%

Conclusion

o Based on the foregoing analysis, it is our conclusion that the Transaction Price of $0.80 per share is fair, from a financial point of view

EXHIBIT A
PREMIUMS PAID ANALYSIS

Premiums Paid Analysis
--------------------------------------------------------------------------------


  Transaction Date                                                                        Target
--------------------                                                                      Shares          Target     Transaction
Announced  Effective  Target Name                     Acquiror Name                    Outstanding      Market Cap.     Price
---------  ---------  ---------------------------     ------------------------------   -----------   --------------- -----------
01/18/00   04/19/00   Conning Corp                    Metropolitan Life Insurance Co    13,753,539   $   131,518,217   $12.500
01/31/00   04/28/00   Metrika Systems Corp            Thermo Instrument Systems Inc      7,418,128        71,399,482     9.000
01/31/00   04/13/00   ONIX Systems Inc                Thermo Instrument Systems Inc     14,357,524       125,628,335     9.000
01/31/00   04/07/00   Thermedics Detection Inc        Thermedics                        19,316,684       153,326,179     8.000
01/31/00   04/14/00   Thermo BioAnalysis              Thermo Instrument Systems Inc     20,627,761       381,613,579    28.000
01/31/00   05/12/00   Thermo Optek Corp               Thermo Instrument Systems Inc     51,092,456       740,840,612    15.000
01/31/00   03/31/00   Thermo Sentron Inc              Thermedics                         9,435,651       136,231,929    15.500
01/31/00   05/12/00   ThermoQuest Corp                Thermo Instrument Systems Inc     50,563,080       632,038,500    17.000
03/17/00   09/15/00   Vastar Resources Inc            BP Amoco PLC                      97,645,490     6,975,598,515    83.000
03/21/00   04/20/00   Travelers Property Casualty     Citigroup Inc                    385,151,552    12,974,985,484    41.950
03/23/00   06/08/00   Homestead Village Inc           Security Capital Group Inc       120,031,477       330,086,562     4.100
03/27/00   06/27/00   Hartford Life                   Hartford Fin Svcs Group Inc      139,934,517     5,956,032,847    50.500
04/24/00   07/17/00   Cherry Corp                     Investor Group                    10,041,950       130,545,350    26.400
07/20/00   11/16/00   JLK Direct Distribution Inc     Kennametal Inc                    24,510,410       143,998,659     8.750
08/28/00   09/27/00   800-JR Cigar Inc                Investor Group                    11,862,299       127,519,714    13.000
09/01/00   11/08/00   Minolta-QMS Inc                 Minolta Investments Co            13,266,131        39,798,393     6.000
10/17/00   11/29/00   Trex Medical Corp               Thermo Electron Corp              31,948,597        33,945,384     2.150
10/25/00   12/22/00   pcOrder.com                     Trilogy Software Inc              16,883,989        58,038,712     6.375
10/27/00   03/16/01   Azurix Corp                     Enron Corp                       117,333,765       418,001,538     8.375
12/20/00   04/12/01   Vitaminshoppe.com Inc           Vitamin Shoppe Industries Inc     20,359,074         6,362,211     1.000

--------------------------------------------------------------------------------------------------------------------------------
Mean
Median
--------------------------------------------------------------------------------------------------------------------------------

                                                             Stock Price Before Announcement                 Premium Paid
  Transaction Date                                    -------------------------------------    ---------------------------------
--------------------                                                                 52 Wk.                               52 Wk.
Announced  Effective  Target Name                      1 Day      Week     Month      High     1 Day     Week     Month    High
---------  ---------  ---------------------------     -------   -------   -------   -------    ------   ------   ------   ------
01/18/00   04/19/00   Conning Corp                    $ 9.563   $ 9.375   $ 8.625   $19.125     30.7%    33.3%    44.9%   -34.6%
01/31/00   04/28/00   Metrika Systems Corp              9.625     9.000     6.000     9.625     -6.5%     0.0%    50.0%    -6.5%
01/31/00   04/13/00   ONIX Systems Inc                  8.750     7.750     6.125     8.750      2.9%    16.1%    46.9%     2.9%
01/31/00   04/07/00   Thermedics Detection Inc          7.938     7.938     6.750    10.625      0.8%     0.8%    18.5%   -24.7%
01/31/00   04/14/00   Thermo BioAnalysis               18.500    18.000    18.375    26.063     51.4%    55.6%    52.4%     7.4%
01/31/00   05/12/00   Thermo Optek Corp                14.500    15.813    11.375    15.813      3.4%    -5.1%    31.9%    -5.1%
01/31/00   03/31/00   Thermo Sentron Inc               14.438    14.500    14.500    15.500      7.4%     6.9%     6.9%     0.0%
01/31/00   05/12/00   ThermoQuest Corp                 12.500    11.563    10.313    16.250     36.0%    47.0%    64.8%     4.6%
03/17/00   09/15/00   Vastar Resources Inc             71.438    61.500    50.500    71.438     16.2%    35.0%    64.4%    16.2%
03/21/00   04/20/00   Travelers Property Casualty      33.688    30.063    31.063    41.313     24.5%    39.5%    35.0%     1.5%
03/23/00   06/08/00   Homestead Village Inc             2.750     2.625     2.063     4.375     49.1%    56.2%    98.8%    -6.3%
03/27/00   06/27/00   Hartford Life                    42.563    36.000    34.438    55.000     18.6%    40.3%    46.6%    -8.2%
04/24/00   07/17/00   Cherry Corp                      13.000    12.625    15.781    24.000    103.1%   109.1%    67.3%    10.0%
07/20/00   11/16/00   JLK Direct Distribution Inc       5.875     4.500     5.000    11.625     48.9%    94.4%    75.0%   -24.7%
08/28/00   09/27/00   800-JR Cigar Inc                 10.750    10.938    10.000    11.000     20.9%    18.9%    30.0%    18.2%
09/01/00   11/08/00   Minolta-QMS Inc                   3.000     3.000     3.000     4.438    100.0%   100.0%   100.0%    35.2%
10/17/00   11/29/00   Trex Medical Corp                 1.063     1.063     1.375     4.938    102.4%   102.4%    56.4%   -56.5%
10/25/00   12/22/00   pcOrder.com                       3.438     3.063     4.000    71.000     85.5%   108.2%    59.4%   -91.0%
10/27/00   03/16/01   Azurix Corp                       3.563     3.563     4.313    14.063    135.1%   135.1%    94.2%   -40.4%
12/20/00   04/12/01   Vitaminshoppe.com Inc             0.313     0.469     0.438    11.625    220.0%   113.3%   128.6%   -91.4%

--------------------------------------------------------------------------------------------------------------------------------
Mean                                                                                            52.5%    55.3%    58.6%   -14.7%
Median                                                                                          33.4%    43.6%    54.4%    -5.7%
--------------------------------------------------------------------------------------------------------------------------------

EXHIBIT B
COMPARABLE COMPANY ANALYSIS

Comparable Company Analysis
--------------------------------------------------------------------------------

Operating Statistics
(data in thousands)

                                                                                          Latest Twelve Months
                                                                                  ------------------------------------
                                                      Fiscal       Financial        Net           Gross          Gross
Company                                   Ticker     Year End     Data As Of      Revenues       Profit         Margin
----------------------------------------------------------------------------------------------------------------------
Curtis International Ltd. (as reported)   CURT        31-May       2/28/01        $ 42,272       $ 7,422         17.6%

Curtis International Ltd. (adjusted)      CURT        31-May       2/28/01          42,272         7,422         17.6%

Boston Acoustics, Inc.                    BOSA        25-Mar       12/30/00        117,995        34,167         29.0%

Emerson Radio Corp.                       MSN         31-Mar       12/31/00        284,500        42,674         15.0%

Koss Corporation                          KOSS        30-Jun       12/31/00         37,881        14,913         39.4%
----------------------------------------------------------------------------------------------------------------------
Averages (e):                                                                                                    27.8%
----------------------------------------------------------------------------------------------------------------------

                                                                               Latest Twelve Months
                                          ------------------------------------------------------------------------------------------
                                                                EBIT                            EBITDA         Net              Net
Company                                        EBIT(a)         Margin           EBITDA(b)       Margin       Income           Margin
------------------------------------------------------------------------------------------------------------------------------------
Curtis International Ltd. (as reported)       $  (718)(c)         NM            $  (541)(c)        NM        $  (269)(c)        NM

Curtis International Ltd. (adjusted)            2,118(c)         5.0%             2,295(c)        5.4%         1,440(c)        3.4%

Boston Acoustics, Inc.                         10,589            9.0%            13,675          11.6%         6,253           5.3%

Emerson Radio Corp.                            17,333            6.1%            18,639(d)        6.6%        13,094           4.6%

Koss Corporation                                7,334           19.4%             7,932          20.9%         5,390          14.2%
------------------------------------------------------------------------------------------------------------------------------------
Averages (e):                                                   11.5%                            13.0%                         8.0%
------------------------------------------------------------------------------------------------------------------------------------

----------
(a) Earnings before interest and taxes.
(b) EBIT plus depreciation and amortization.
(c) Excludes $2.8 million of bad debt expense.
(d) Reflects depreciation expense for the year ended March 31, 2000.
(e) Averages exclude Curtis International Ltd.

Comparable Company Analysis
--------------------------------------------------------------------------------

Market and Book Value Statistics
(data in thousands, except per share amounts)

                                                                      Market Value Data              Market Capitalization Data
                                               52-Week       -----------------------------------  --------------------------------
                                          -----------------   Price @     Tot. Shares    Market    Total   Cash and   Total Market
Company                                     High      Low    04/26/01       Out.(a)     Value(b)  Debt(c)  Equiv.(d)     Cap.(e)
----------------------------------------------------------------------------------------------------------------------------------
Curtis International Ltd. (as reported)   $  2.00   $  0.44   $  0.44        5,263      $ 2,316   $   285   $ 1,125      $ 1,476

Curtis International Ltd. (adjusted)         2.00      0.44      0.44        5,263        2,316       285     1,125        1,476

Boston Acoustics, Inc.                      15.68      9.00     10.47        4,930       51,621    13,110     1,926       62,806

Emerson Radio Corp.                          2.93      0.62      1.45       31,275       45,349    20,844    10,856       55,337

Koss Corporation                            37.24     13.00     37.24        2,112       78,637        --       427       78,210
----------------------------------------------------------------------------------------------------------------------------------
Averages (g):
----------------------------------------------------------------------------------------------------------------------------------

                                                    Book Value Statistics
                                             ----------------------------------
                                               Common   Total Cap.
                                             Equity at   at Book    Total Debt/
Company                                      Book Value  Value(f)   Total Cap.
-------------------------------------------------------------------------------
Curtis International Ltd. (as reported)       $10,846    $11,131       2.6%

Curtis International Ltd. (adjusted)           10,846     11,131       2.6%

Boston Acoustics, Inc.                         40,926     54,035      24.3%

Emerson Radio Corp.                            14,264     35,108      59.4%

Koss Corporation                               18,335     18,335       0.0%
-------------------------------------------------------------------------------
Averages (g):                                                         27.9%
-------------------------------------------------------------------------------

----------
(a) Total shares outstanding as of latest SEC filing.
(b) Market value equals current stock price times total shares outstanding.
(c) Total debt equals long-term debt (including capitalized leases), minority interest, current maturities and other short-term borrowings.
(d) Includes cash, short-term restricted cash and short-term marketable securities.
(e) Total market capitalization (enterprise value) equals market value plus total debt plus preferred stock and minority interest less cash.
(f) Total capitalization equals total debt plus book value of stockholders' equity as of the latest SEC filing.
(g) Averages exclude Curtis International Ltd.

Comparable Company Analysis
--------------------------------------------------------------------------------

Market Multiples

                                           Latest Twelve Months     CY2001E          CY2002E          CY2003E
                                           --------------------  ------------     ------------     ------------
Company                                        EPS      P/E      EPS(a)   P/E     EPS(a)   P/E     EPS(a)   P/E
-------------------------------------------------------------------------------------------------------------------
Curtis International Ltd. (as reported)      $(0.05)      NM      N/A      NM      N/A      NM      N/A      NM

Curtis International Ltd. (adjusted)         $ 0.28     1.6x      N/A      NM      N/A      NM      N/A      NM

Boston Acoustics, Inc.                       $ 1.29     8.1x      N/A      NM      N/A      NM      N/A      NM

Emerson Radio Corp.                          $ 0.31     4.7x      N/A      NM      N/A      NM      N/A      NM

Koss Corporation                             $ 2.38    15.6x      N/A      NM      N/A      NM      N/A      NM

-------------------------------------------------------------------------------------------------------------------
Averages (c):                                           9.5x               NM               NM               NM
-------------------------------------------------------------------------------------------------------------------

                                                                                         5-Year
                                               Total Market Cap./LTM                   Projected
                                           ----------------------------  Mkt. Value/      EPS
Company                                    Revenues    EBIT      EBITDA  Book Value    Growth(b)
------------------------------------------------------------------------------------------------
Curtis International Ltd. (as reported)      0.0x        NM         NM      0.2x          N/A

Curtis International Ltd. (adjusted)         0.0x      0.7x       0.6x      0.2x          N/A

Boston Acoustics, Inc.                       0.5x      5.9x       4.6x      1.3x          N/A

Emerson Radio Corp.                          0.2x      3.2x       3.0x      3.2x          N/A

Koss Corporation                             2.1x     10.7x       9.9x      4.3x          N/A

------------------------------------------------------------------------------------------------
Averages (c):                                0.9x      6.6x       5.8x      2.9x           NM
------------------------------------------------------------------------------------------------

----------
(a) Estimates are from First Call and reflect December 31 year ends, unless otherwise noted.
(b) Based on Zacks Earnings Estimates.
(c) Averages exclude Curtis International Ltd.

EXHIBIT C
COMPARABLE TRANSACTION ANALYSIS

Comparable Transaction Analysis
--------------------------------------------------------------------------------

(data in thousands)

Announcement                                                             Equity     Net Debt        Total
    Date               Acquiror                     Target                Value    Assumed(a)   Consideration
    ----               --------                     ------                -----    ----------   -------------
    TBA        Curtis International Ltd.   Curtis International Ltd.      4,211       (840)          3,371
  3/24/99      Polk Audio, Inc.            Polk Audio, Inc.              22,188     (3,196)         18,992

                                                                                Total Consideration to
                                                                          ----------------------------------
                                                                          Revenues     EBIT           EBITDA
                                                                          --------     ----           ------
                                           Curtis International Ltd.        0.1 x      1.6 x           1.5 x
                                           Polk Audio, Inc.                 0.3 x      3.0 x           2.2 x

                                           ------------------------------------------------------------------
                                           Averages:                        0.3 x      3.0 x           2.2 x
                                           ------------------------------------------------------------------

                                                                               Latest Twelve Month Financial Data of Target
Announcement                                                               ----------------------------------------------------
    Date               Acquiror                     Target                 Revenues    EBIT     EBITDA    Net Income   CFFO(b)
    ----               --------                     ------                 --------    ----     ------    ----------   -------
    TBA        Curtis International Ltd.   Curtis International Ltd.        42,272    2,118(c)  2,295(c)    1,440(c)   1,786(c)
  3/24/99      Polk Audio, Inc.            Polk Audio, Inc.                 75,848    6,305     8,542       3,389      3,735

                                                                                      Equity Value to
                                                                                     -----------------
                                                                                     Net Income   CFFO
                                                                                     ----------   ----
                                           Curtis International Ltd.                    2.9 x     2.4 x
                                           Polk Audio, Inc.                             6.5 x     5.9 x

                                           ------------------------------------------------------------
                                           Averages:                                    6.5 x     5.9 x
                                           ------------------------------------------------------------

Footnotes:
----------
(a) Represents total debt less cash and cash equivalents.
(b) CFFO is equal to net income plus depreciation and amortization.
(c) Excludes $2.8 million of bad debt expense.